AGREEMENT AND PLAN OF MERGER
By and Among
THE NAVIGATORS GROUP, INC.,
THE HARTFORD FINANCIAL SERVICES GROUP, INC.,
and
RENATO ACQUISITION CO.
Dated as of August 22, 2018

TABLE OF CONTENTS

Page
ARTICLE I THE MERGER		1

Section 1.01	Merger	1
Section 1.02	Merger Effective Time	2
Section 1.03	Effects of Merger	2
Section 1.04	Certificate of Incorporation and By-Laws of the Surviving Company	2
Section 1.05	Board of Directors and Officers of Surviving Company	2
Section 1.06	Closing	2

2

Section 3.23	Opinion of Financial Advisors	30
Section 3.24	Brokers and Other Advisors	31
Section 3.25	Related Party Transactions	31
Section 3.26	Environmental Matters	31
Section 3.27	No Other Representations or Warranties	31

3

ARTICLE VII TERMINATION		60

Section 7.01	Termination	60
Section 7.02	Effect of Termination	62
Section 7.03	Termination Fee	62

EXHIBIT A – Form of Amended Certificate of Incorporation of the Surviving Company

4

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 22, 2018, by and among THE NAVIGATORS GROUP, INC., a Delaware corporation (the “Company”), THE HARTFORD FINANCIAL SERVICES GROUP, INC., a Delaware corporation (“Parent”) and RENATO ACQUISITION CO., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub”).
WHEREAS the Board of Directors of the Company (the “Company Board”), Parent (the “Parent Board”) and Merger Sub (the “Merger Sub Board”) (a) have each unanimously approved the business combination transaction provided for herein in which Merger Sub will, subject to the terms and conditions set forth herein, merge with and into the Company, with the Company surviving such merger (the “Merger”), so that immediately following the Merger, the Company will be a direct wholly owned Subsidiary of Parent, (b) have each determined that the terms of this Agreement are in the best interests of and fair to the Company, Parent or Merger Sub and their respective stockholders, as applicable, and (c) have declared the advisability of this Agreement and the Merger;
WHEREAS the Company Board has unanimously recommended the adoption of this Agreement by the holders of Company Shares;
WHEREAS concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Parent and Merger Sub to enter into this Agreement, Parent and certain holders of Company Shares (such stockholders, together with their Affiliates, the “Existing Stockholder Group”) are entering into an agreement (the “Voting Agreement”), pursuant to which such stockholders have agreed, subject to the terms and conditions set forth in the Voting Agreement, to vote or cause to be voted any Company Shares beneficially owned by them in favor of adopting this Agreement and any other actions contemplated hereby in respect of which approval of holders of Company Shares is requested; and
WHEREAS the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.
NOW, THEREFORE, in consideration of the foregoing, the parties hereto agree as follows:
ARTICLE I
THE MERGER
Section 1.01    Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into the Company at the Effective Time. At the Effective Time, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Company”). The Merger and the other transactions contemplated by this Agreement are referred to herein as the “Transactions”.
Section 1.02    Merger Effective Time. On the terms and subject to the conditions set forth in this Agreement, before the Closing, the Company shall prepare, and on the Closing Date the

Company shall file with the Secretary of State of the State of Delaware, a certificate of merger or other appropriate documents (in any such case, the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with such Secretary of State, or at such other time as Parent and the Company shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).
Section 1.03    Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement and Section 259 of the DGCL.
Section 1.04    Certificate of Incorporation and By-Laws of the Surviving Company. At the Effective Time, (a) the certificate of incorporation of the Surviving Company shall be amended at the Effective Time to read in the form of Exhibit A, and, as so amended, such certificate of incorporation shall be the certificate of incorporation of the Surviving Company and (b) the by-laws of Merger Sub as in effect immediately prior to the Effective Time shall be the by-laws of the Surviving Company (in each case until thereafter changed or amended as provided therein or pursuant to applicable Law and subject to Section 5.08).
Section 1.05    Board of Directors and Officers of Surviving Company. The directors of Merger Sub in office immediately prior to the Effective Time shall be the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be. The officers of the Company in office immediately prior to the Effective Time shall be the officers of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.
Section 1.06    Closing. The closing (the “Closing”) of the Merger shall take place at the offices of Sidley Austin LLP, 787 Seventh Avenue, New York, NY 10019 at 10:00 a.m., local time, on a date to be specified by the Company and Parent, which date shall be as soon as reasonably practicable (but in any event no later than the fifth (5th) business day) following the satisfaction or (to the extent permitted herein and by applicable Law) waiver by the party or parties entitled to the benefits thereof of the conditions set forth in ARTICLE VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted herein and by applicable Law) waiver of those conditions at such time), or at such other place, time and date as shall be agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.
ARTICLE II

EFFECT ON THE SHARE CAPITAL OF THE CONSTITUENT ENTITIES; PAYMENT OF CONSIDERATION
Section 2.01    Effect of Merger on the Share Capital of Merger Sub and the Company. At the Effective Time, by virtue of the occurrence of the Merger, and without any action on the part of the Company, Parent, Merger Sub or any holder of any common stock, par value $0.10 per share, of the Company (“Company Common Stock”) or any shares of capital stock of Merger Sub:
(a)    Conversion of Share Capital of Merger Sub. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically be converted into and become one fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Company.
(b)    Cancelation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is owned by the Company, Parent or Merger Sub or any of their respective wholly owned Subsidiaries shall no longer be outstanding and shall automatically be canceled and shall cease to exist and be outstanding and no consideration shall be delivered in exchange therefor.
(c)    Conversion of Company Shares. Subject to Section 2.01(b) and Section 2.05, each share of Company Common Stock that is issued and outstanding immediately prior to the Effective Time (the “Company Shares”) shall automatically as a result of the Merger be converted into the right to receive an amount in cash equal to $70.00, without interest (the “Merger Consideration”). Subject to Section 2.05, as of the Effective Time, each holder of a certificate that immediately prior to the Effective Time evidenced any Company Shares (each, a “Certificate”) or uncertificated Company Shares represented by book-entry immediately prior to the Effective Time (each, a “Book-Entry Share”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration pertaining to the Company Shares represented by such Certificate or Book-Entry Share, as applicable, to be paid in consideration therefor, in accordance with Section 2.02(b) and the right to receive dividends and other distributions in accordance with this ARTICLE II, in each case without interest.
Section 2.02    Exchange Fund.
(a)    Paying Agent. Not less than three (3) business days prior to the anticipated Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the payment and delivery of the aggregate Merger Consideration payable to holders of Company Shares in accordance with this ARTICLE II and, in connection therewith, shall enter into an agreement with the Paying Agent prior to the Closing Date in a form reasonably acceptable to the Company. Prior to the Effective Time, Parent shall deposit or cause to be deposited an amount in cash sufficient to pay the aggregate amount payable to holders of Company Shares pursuant to Section 2.01(c) with the Paying Agent (such cash, and the cash referred to in the immediately following sentence, being hereinafter referred to as the “Exchange Fund”). From time to time as necessary, Parent shall promptly deposit with the Paying Agent additional cash sufficient to pay any dividends and other distributions payable to holders of Company Shares pursuant to Section 2.02(f). Pending its disbursement in accordance with this Section 2.02, the Exchange Fund shall be invested by the Paying Agent as directed by Parent in (i) short-term direct obligations of the United States of America, (ii) short-term obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard and Poor’s Ratings Services or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion. Any and all interest earned on the Exchange Fund shall be paid by the Paying Agent to Parent. Parent shall promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make all payments to former holders of Company Shares of the Merger Consideration and any dividends and other distributions payable pursuant to Section 2.02(f). No investment losses resulting from investment of the funds deposited with the Paying Agent shall diminish the rights of any former holder of Company Shares to receive the Merger Consideration or any dividends or other distributions payable pursuant to Section 2.02(f) pertaining thereto as provided herein. The Exchange Fund shall not be used for any purpose other than the payment to holders of Company Shares of the Merger Consideration and of any dividends and other distributions payable pursuant to Section 2.02(f).
(b)    Letter of Transmittal; Exchange of Company Shares. As soon as practicable after the Effective Time (but in no event later than three (3) business days after the Effective Time), the Surviving Company or Parent shall cause the Paying Agent to mail to each holder of record of a Certificate a form of letter of transmittal (which shall be in such form and have such other customary provisions as the Surviving Company may specify, subject to the Company’s reasonable approval (to be obtained prior to the Effective Time)), together with instructions thereto, setting forth, inter alia, the procedures by which holders of Certificates may receive the Merger Consideration and any dividends or other distributions to which they are entitled pursuant to this ARTICLE II. Holders of Book-Entry Shares shall not be required to deliver a Certificate but shall, if required by the Paying Agent, be required to deliver an executed letter of transmittal to the Paying Agent in order to receive the Merger Consideration such holder is entitled to pursuant to this ARTICLE II. Upon the completion of such applicable procedures by a holder and the surrender of such holder’s Certificates, and, except as contemplated by the previous sentence, without any action by any holder of record of Book-Entry Shares, the Paying Agent shall deliver to such holder (other than any holder of Company Shares representing Appraisal Shares), (i) in the case of Book-Entry Shares, a notice of the effectiveness of the Merger and (ii) cash in an amount (subject to Section 2.02(g)) equal to the number of Company Shares represented by such Certificate or Book-Entry Shares immediately prior to the Effective Time multiplied by the Merger Consideration, and such Certificates or Book-Entry Shares shall forthwith be canceled. If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a Certificate surrendered is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be in proper form for transfer and (B) the Person requesting such payment shall have established to the reasonable satisfaction of the Surviving Company that any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder either has been paid or is not applicable. Until satisfaction of the applicable procedures contemplated by this Section 2.02 and subject to Section 2.05, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration and any dividends or other distributions pertaining to Company Shares formerly represented by such Certificate or Book-Entry Share as contemplated by Section 2.02(f). No interest shall be paid or shall accrue on the cash payable with respect to Company Shares pursuant to this ARTICLE II.

(c)    Lost, Stolen or Destroyed Certificates. If any Certificate (other than Certificates representing Appraisal Shares) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Company shall cause the Paying Agent to pay, in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration and any dividends or other distributions to be paid in respect of Company Shares formerly represented by such Certificate as contemplated by this ARTICLE II.
(d)    Termination of Exchange Fund. At any time following the one hundred and eightieth (180th) day after the Closing Date, the Surviving Company shall be entitled to require the Paying Agent to deliver to it any portion of the Exchange Fund (including any interest received with respect thereto) that had been delivered to the Paying Agent and which has not been disbursed to former holders of Company Shares, and thereafter such former holders shall be entitled to look only to Parent and the Surviving Company for, and Parent and the Surviving Company shall remain liable for, payment of their claims of the Merger Consideration and any dividends or other distributions pertaining to their former Company Shares that such former holders have the right to receive pursuant to the provisions of this ARTICLE II. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority shall become, to the extent permitted by applicable Law, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(e)    No Liability. Notwithstanding any provision of this Agreement to the contrary, none of the parties hereto, the Surviving Company or the Paying Agent shall be liable to any Person for the Merger Consideration delivered to a public official pursuant to any applicable state, federal or other abandoned property, escheat or similar Law.
(f)    Transfer Books; No Further Ownership Rights in Company Shares. The Merger Consideration paid in respect of each Company Share in accordance with the terms of this ARTICLE II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares previously represented by such Certificates or Book-Entry Shares, subject, however, to (i) Section 2.05 and (ii) the Surviving Company’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time that have been declared by the Company on Company Shares not in violation of the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. At the Effective Time, the share transfer books of the Surviving Company shall be updated to reflect the transfer of Company Shares to Parent in accordance with the terms herein. From and after the Effective Time, the holders of Company Shares formerly represented by Certificates or Book-Entry Shares immediately prior to the Effective Time shall cease to have any rights with respect to such underlying Company Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.02(d), if, at any time after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this ARTICLE II.

(g)    Withholding Taxes. Parent, the Surviving Company and the Paying Agent (without duplication) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of other applicable Tax Law. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.
Section 2.03    Company Equity Awards.
(a)    Treatment of Restricted Stock Units and Performance Units. Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Stock Plan) shall adopt such resolutions and take such other actions as may be required to provide that, effective immediately prior to or upon the Effective Time:

(i)    Each performance unit award granted prior to January 1, 2017, and each tranche of a restricted stock unit award that vests prior to January 1, 2020, that was granted under the Company Stock Plan prior to January 1, 2019, and that is outstanding immediately prior to the Effective Time and is payable in Company Shares (together, the “2019 Vesting Company Awards”) shall be converted into the right to receive an amount in cash, without interest, equal to the product of (A) the Merger Consideration multiplied by (B) the number of restricted stock units in the applicable tranche or, in the case of performance units, the target number of Company Shares, in each case subject to the 2019 Vesting Company Award immediately prior to the Effective Time.

(ii)    Each performance unit award granted on or after January 1, 2017, and prior to January 1, 2019, and each tranche of a restricted stock unit award that vests on or after January 1, 2020, but that was granted prior to January 1, 2019, that was granted under the Company Stock Plan and that is outstanding immediately prior to the Effective Time and is payable in Company Shares (together, the “2020 Vesting Company Awards”) shall be canceled and converted into the right to receive a cash payment equal to the product of (A) the Merger Consideration multiplied by (B) the number of restricted stock units in the applicable tranche or, in the case of performance units, the target number of Company Shares, in each case subject to the 2020 Vesting Company Awards immediately prior to the Effective Time; provided, that such right to a cash payment shall be subject to the same vesting and payment schedules as the 2020 Vesting Company Award it replaces (other than performance-based vesting conditions).

(iii)    Each performance unit award granted on or after January 1, 2019, and each restricted stock unit award granted on or after January 1, 2019, that is outstanding immediately prior to the Effective Time and is payable in Company Shares (together, the “2019 New Company Awards”), shall be canceled and converted into the right to receive a number of restricted stock units issued pursuant to The Hartford 2014 Incentive Stock Plan (each, a “Parent RSU”) in respect of shares of common stock, par value $0.01 per share, of

Parent (“Parent Common Stock”) equal to (A) the Merger Consideration multiplied by the number of restricted stock units in the applicable tranche or, in the case of performance units, the target number of Company Shares, in each case subject to the 2019 New Company Award immediately prior to the Effective Time, divided by (B) the closing price of a share of Parent Common Stock on the New York Stock Exchange on the business day immediately prior to the Closing Date; provided, that each Parent RSU shall be subject to the same vesting and payment schedules as the 2019 New Company Award it replaces (other than performance-based vesting conditions).

(iv)    Each performance unit award and restricted stock unit award that was granted under the Company Stock Plan and that is outstanding immediately prior to the Effective Time and is payable in cash (together, the “Cash Awards”) shall be settled in accordance with its terms.

(v)    Notwithstanding the foregoing, the parties hereto shall collaborate to determine a method to convert and/or settle, as applicable Company Awards held by a Company Employee based outside the United States in a manner that is consistent with the Company Stock Plan and designed to preserve the intended economic treatment and ameliorate issues (if any) posed by applicable Law.

(b)    Treatment of Restricted Shares. Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Stock Plan) shall adopt such resolutions and take such other actions as may be required to provide that, effective immediately prior to or upon the Effective Time, any restrictions on any restricted Company Share granted under the Company Stock Plan (the “Company Restricted Shares”) shall lapse.
(c)    Termination of the Company Stock Plan. As of the Effective Time, the Company Stock Plan shall terminate, and no further rights with respect to Company Shares shall be granted thereunder.
(d)    Treatment of Company Stock Purchase Plan. Prior to the Effective Time, the Company Board (or, if appropriate, any duly authorized committee thereof administering the Company Stock Purchase Plan) shall adopt such resolutions and take such other actions as may be required to provide the following, effective upon the Effective Time: (i) participation in the Company Stock Purchase Plan shall be limited to those employees who are participants on the date of this Agreement, (ii) except to the extent necessary to maintain the status of the Company Stock Purchase Plan as an “employee stock purchase plan” within the meaning of Section 423 of the Code and the Treasury Regulations thereunder, participants may not increase their payroll deduction elections or rate of contributions from those in effect on the date of this Agreement, (iii) no Company Shares may be purchased under the Company Stock Purchase Plan with respect to offering periods beginning on or after the date of this Agreement, (iv) as of immediately prior to the Effective Time, the Company Stock Purchase Plan shall terminate, and (v) if the Effective Time occurs prior to the last day of the offering period in effect as of the date of this Agreement, each purchase right under the Company Stock Purchase Plan shall be terminated in exchange for a cash payment equal to the excess of (A) the Merger Consideration over (B) 90% of the lesser of (x) the closing price of a share of Company Common Stock on the NASDAQ Global Select Market on the last trading day before the commencement of the last offering period and (y) the closing price of a share of Company Common Stock on the NASDAQ Global Select Market on the last trading day before the Effective Time; provided, that the number of purchase rights with respect to which clause (v) shall be applicable shall be subject to the limitations under the Company Stock Purchase Plan regarding the maximum number of shares of Company Common Stock that may be purchased by a participant.
Section 2.04    Payments with Respect to Company Equity Awards. As soon as administratively practicable after the Effective Time (but, in any event, not later than thirty (30) days after the Effective Time), the Surviving Company shall pay, or shall cause to be paid, through its or its Affiliate’s payroll agent, the payments required under Section 2.03(a)(i) and Section 2.03(d). Notwithstanding the foregoing, in the case of any Company Award that is subject to Section 409A of the Code, all payments with respect to such Company Award shall be made in accordance with and at the earliest time as is consistent with the requirements of Section 409A of the Code and nothing herein is intended, or shall be construed, to change the payment timing with respect to any such Company Award in violation of Section 409A of the Code.
Section 2.05    Appraisal Shares.
(a)    Notwithstanding anything in this Agreement to the contrary, Appraisal Shares that are outstanding immediately before the Effective Time and that are held by any Person who is entitled to demand and properly demands appraisal of such Appraisal Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) shall not be converted into Merger Consideration as provided in Section 2.01(c), but rather the holders of Appraisal Shares shall be entitled to payment of the fair value of such Appraisal Shares in accordance with Section 262 (and, at the Effective Time, such Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holders shall cease to have any right with respect thereto, except the right to receive the fair value of such Appraisal Shares); provided, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 (each, an “Appraisal Withdrawal”), then the right of such holder to be paid the fair value of such holder’s Appraisal Shares shall cease and such Appraisal Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for, the right to receive Merger Consideration as provided in Section 2.01(c), less any applicable Taxes required to be withheld in accordance with Section 2.02(g) with respect to such payment.
(b)    The Company shall give Parent (i) written notice of (A) any demands for appraisal or payment of the fair value of any Company Shares, Appraisal Withdrawals and any other written instruments, notices, petitions or other communication received by the Company prior to the Effective Time in connection with the foregoing, in each case, pursuant to the provisions of the DGCL concerning the rights of holders of Company Shares to require appraisal of such Company Shares in accordance with this Section 2.05 and (B) to the extent that the Company has Knowledge thereof, any applications to the Delaware Court of Chancery for appraisal of the fair value of the Appraisal Shares and (ii) to the extent permitted by applicable Law, the opportunity to participate with the Company in any settlement negotiations and proceedings with respect to any demands for appraisal under the DGCL. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the DGCL. Payment of any amount payable to holders of Appraisal Shares shall be the obligation of the Surviving Company.
Section 2.06    Adjustments. Notwithstanding any provision of this ARTICLE II to the contrary, if between the date of this Agreement and the Effective Time the issued and outstanding Company Shares shall have been changed into a different number of shares or a different class by reason of the occurrence or record date of any share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction, the Merger Consideration shall be appropriately adjusted to reflect such share dividend, subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar transaction.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent and Merger Sub that, except as (x) set forth in the disclosure letter delivered by the Company to Parent and Merger Sub on the date of this Agreement (the “Company Disclosure Letter”) (it being understood that any information set forth on one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection) or (y) disclosed in any report, schedule, form, statement or other document filed with the SEC since January 1, 2017, by the Company and publicly available at least two (2) business days prior to the date of this Agreement (the “Filed SEC Documents”), other than disclosures contained in the “Risk Factors” or “Forward-Looking Statements” sections of such Filed SEC Documents or that otherwise constitute risk factors or forward-looking statements, or of any risks generally faced by participants in the industries in which the Company operates, in each case, to the extent such sections, statements or risks do not disclose specific facts and circumstances:
Section 3.01    Organization; Standing.
(a)    The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties in all material respects. The Company is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had or would not reasonably be expected to have a Material Adverse Effect. A true and complete copy of each of the Company Organizational Documents is included in the Filed SEC Documents. The Company is not in violation of the Company Organizational Documents and no Subsidiary of the Company is

in violation of any of its organizational documents, except, in each case, as would not be material to the Company and its Subsidiaries, taken as a whole.
(b)    Section 3.01(b) of the Company Disclosure Letter sets forth a complete list of the Company’s Subsidiaries, the jurisdiction of incorporation or organization of each such Subsidiary, and any other jurisdiction where each such Subsidiary is licensed or specifically authorized to do business, including under applicable Insurance Laws. Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing and in good standing has not had or would not reasonably be expected to have a Material Adverse Effect. No Insurance Regulator has notified the Company or any of its Subsidiaries, orally or in writing, that the Company or any of its Subsidiaries is commercially domiciled in any jurisdiction.
Section 3.02    Capitalization.
(a)    The authorized share capital of the Company consists of 50,000,000 shares of Company Common Stock and 1,000,000 shares of Preferred Stock, par value $0.10 per share, (“Company Preferred Stock”). At the close of business on August 14, 2018 (the “Capitalization Date”), (i) 29,766,719 shares of Company Common Stock were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding, (iii) 7,022,760 shares of Company Common Stock were held by the Company as treasury shares, (iv) 107,163 shares of Company Common Stock were issuable with respect to outstanding restricted stock unit awards and (v) 847,533 shares of Company Common Stock were issuable with respect to outstanding performance unit awards. Since the Capitalization Date through the date of this Agreement, other than in connection with the vesting or settlement of Company Awards in accordance with their terms, neither the Company nor any of its Subsidiaries has issued any Company Securities.
(b)    Except as described in Section 3.02(a), as of the Capitalization Date, there were (i) no outstanding Company Shares, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for Company Shares, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue, any Company Shares, or other equity or voting interests in, or any securities convertible into or exchangeable for Company Shares, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any Company Shares, or other equity or voting interests in, the Company (collectively, “Company Rights”, and the items in clauses (i), (ii), (iii) and (iv) being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities or dividends paid thereon. Other than in connection with the Company Awards, there are no outstanding agreements or instruments of any kind that obligate the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities (or obligate the Company to grant, extend or enter into any such agreements relating to any Company Securities) or that grant from the Company or any of its Subsidiaries any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any Company Securities. Except as described in Section 3.02(a), no direct or indirect Subsidiary of the Company owns any Company Shares. None of the Company or any Subsidiary of the Company is a party to any stockholders’ agreement, voting trust agreement, registration rights agreement or other similar agreement or understanding relating to any Company Securities or any other agreement relating to the disposition, voting or dividends with respect to any Company Securities. All issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. The Company Common Stock and the Senior Notes constitute the only outstanding classes of securities of the Company or its Subsidiaries registered pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the “Exchange Act”). The Company Common Stock is the only outstanding class of securities of the Company or its Subsidiaries registered pursuant to Section 12(b) or Section 12(g) of the Exchange Act.
(c)    All of the issued and outstanding share capital or shares of capital stock of, or other equity or voting interests in, each Subsidiary of the Company (except for directors’ qualifying shares or the like) are owned, directly or indirectly, beneficially and of record, by the Company free and clear of all Liens, except for such Liens as may be provided under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (collectively, the “Securities Act”) or other applicable securities Laws (including any restriction on the right to vote, sell or otherwise dispose of such share capital, shares of capital stock or other equity or voting interests). Each issued and outstanding share capital or share of capital stock of each Subsidiary of the Company that is held, directly or indirectly, by the Company, is duly authorized, validly issued, fully paid, nonassessable (where such concept is recognized under applicable Law) and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments that obligate the Company or Subsidiary of the Company to issue (other than to the Company or any Subsidiary of the Company) any share capital or shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights (other than as generally provided by applicable Law), rights of first refusal or similar rights (to Persons other than the Company or any Subsidiary of the Company) with respect to any securities of any Subsidiary of the Company. None of the Subsidiaries of the Company has any outstanding equity compensation plans relating to the share capital or capital stock of, or other equity or voting interests in, any Subsidiary of the Company. There are no restrictions on the ability of any Subsidiary of the Company to pay dividends or distributions except as required by applicable Law and, in the case of a Subsidiary of the Company that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.
Section 3.03    Authority; Noncontravention; Voting Requirements.
(a)    The Company has all necessary power and authority to execute and deliver this Agreement and, subject to obtaining the Company Stockholder Approval, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery by the Company hereof, the performance and compliance by the Company with each of its obligations herein and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, rehabilitation, conservatorship, liquidation, receivership and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).
(b)    The Company Board, at a meeting duly called and held, has unanimously (i) determined that the Merger, on the terms and subject to the conditions set forth herein, and the other Transactions are fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement, the Merger and the other Transactions, (iii) resolved, subject to Section 5.02, to recommend that the Company’s stockholders adopt this Agreement (such recommendation, the “Company Board Recommendation”) and (iv) declared that this Agreement is advisable, and, as of the date of this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn in any way.
(c)    Neither the execution and delivery of this Agreement by the Company, nor the consummation by the Company of the Transactions, nor performance or compliance by the Company with any of the terms or provisions hereof, will (i) contravene, conflict with or violate any provision of (A) the Company Organizational Documents or (B) the similar organizational documents of any of the Company’s Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 4.02(c) (other than Section 4.02(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 4.02(c)), (B) that the actions described in Section 3.04 have been completed, (C) that the Consents referred to in Section 3.04 and the Company Stockholder Approval is obtained and (D) that the filings referred to in Section 3.04 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (ii)(A) through (D), prior to the Effective Time, (x) violate any Law applicable to the Company or any of its Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time or both) under any of the terms, conditions or provisions of any Material Contract, Permit or Company Reinsurance Contract or accelerate, vest or trigger the Company’s or, if applicable, any of its Subsidiaries’, obligations or rights of any other Person under any such Material Contract, Permit or Company Reinsurance Contract or (z) result in the creation of any Lien on any properties or assets of the Company or any of its Subsidiaries (or of Parent or any of its Subsidiaries following the Effective Time), except, in the case of clauses (i)(B) and (ii), as has not had or would not reasonably be expected to have a Material Adverse Effect.
(d)    The affirmative vote (in person or by proxy) of the holders of a majority of the outstanding shares of Company Common Stock, to adopt this Agreement (the “Company Stockholder Approval”) is the only vote or approval of the holders of any class or series of share capital or capital stock of the Company or any of its Subsidiaries that are necessary to approve this Agreement and the Merger.

Section 3.04    Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement relating to the Company Stockholders Meeting (as amended or supplemented from time to time, the “Proxy Statement”), (b) compliance with the rules and regulations of the NASDAQ Global Select Market, (c) such filings and Consents as may be required in connection with the Taxes described in Section 5.05, (d) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws, (e) compliance with any applicable state securities or blue sky Laws, (f) approvals, filings and notices under all applicable Insurance Laws as set forth in Section 3.04 of the Company Disclosure Letter (the “Company Insurance Approvals”) and (g) the Parent Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 4.03(g) and the completeness of Section 4.03 of the Parent Disclosure Letter), no Consent of, or filing, declaration or registration with or notification to, any Governmental Authority is necessary for the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder and the consummation by the Company of the Transactions, other than such other Consents, filings, declarations, registrations or notifications that, if not obtained, made or given, would not reasonably be expected to have a Material Adverse Effect.
Section 3.05    Company SEC Documents; Undisclosed Liabilities.
(a)    The Company has timely filed with the SEC all material reports, schedules, forms, statements and other documents required to be filed by the Company with the SEC, in each case, pursuant to the Securities Act or the Exchange Act since January 1, 2016 (collectively, the “Company SEC Documents”). As of their respective effective dates (in the case of Company SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act) or their respective SEC filing dates (in the case of all other Company SEC Documents), the Company SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, applicable to such Company SEC Documents, and none of the Company SEC Documents as of such respective dates (or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended) contained any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no unresolved written comments from the SEC with respect to Company SEC Documents.
(b)    The consolidated financial statements of the Company (including all related notes or schedules) included or incorporated by reference in the Company SEC Documents complied as to form, as of their respective dates of filing with the SEC, in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP consistently applied for the applicable period (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods involved (except (i) as may be indicated in the notes thereto or (ii) as permitted by Regulation S‑X) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations, changes in stockholders’ equity and cash flows for the periods shown (subject, in the case of unaudited quarterly financial statements, to normal year-end adjustments).
(c)    Neither the Company nor any of its Subsidiaries has any liabilities of any nature (whether accrued, absolute, contingent or otherwise) that would be required under GAAP, as in effect on the date of this Agreement, to be reflected on a consolidated balance sheet of the Company (including the notes thereto) except liabilities (i) reflected or reserved against in the balance sheet (or the notes thereto) of the Company and its Subsidiaries as of December 31, 2017, included in the Filed SEC Documents, (ii) incurred after December 31, 2017, in the ordinary course of business consistent with past practice, (iii) as contemplated by this Agreement or otherwise incurred in connection with the Transactions or (iv) that are not material to the Company and its Subsidiaries taken as a whole.
(d)    The Company is in compliance in all material respects with the provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations of the SEC promulgated thereunder (the “Sarbanes-Oxley Act”) and the rules and regulations of the NASDAQ Global Select Market, in each case, that are applicable to the Company. With respect to each Company SEC Document on Form 10‑K or 10-Q, each of the principal executive officer and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15(d) under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to such Company SEC Documents.
(e)    The Company makes no representation or warranty with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub or any Affiliates thereof for inclusion or incorporation by reference in the Proxy Statement.
(f)    No material weaknesses exist with respect to the internal control over financial reporting of the Company that would be required to be disclosed by the Company pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that has not been disclosed in the Company SEC Documents as filed with or furnished to the SEC prior to the date hereof. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, including that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is accumulated and communicated to management of the Company, as appropriate, to allow timely decisions regarding required disclosure. The Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Company Board, (i) all significant deficiencies and material weaknesses in the design and operation of internal control over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has provided or made available to Parent correct and complete copies of any such disclosure contemplated by clauses (i) and (ii) of the immediately preceding sentence made by management to the Company’s independent auditors and the audit committee of the Company Board since December 31, 2017.
Section 3.06    Absence of Certain Changes. (a) Since December 31, 2017 through the date of this Agreement, (i) except for the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (i) neither the Company nor any of its Subsidiaries has taken any action or failed to take any action that would have resulted in a breach of Section 5.01(a) had the restrictions thereunder been in effect since December 31, 2017, and (a) since December 31, 2017, there has not been any effect, change, event, circumstance, development or occurrence that, individually or in the aggregate with all other effects, changes, events, circumstances, developments, and occurrences, has had or would reasonably be expected to have a Material Adverse Effect.
Section 3.07    Legal Proceedings. There is no material (a) pending or, to the Knowledge of the Company, threatened Action against the Company or any of its Subsidiaries (other than ordinary course claims made under or in connection with Contracts of insurance issued by the Company or any of its Subsidiaries) or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon the Company or any of its Subsidiaries or any director or officer of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other Person for whom the Company or any of its Subsidiaries may be liable as an indemnifying party or otherwise, in each case, by or before any Governmental Authority.
Section 3.08    Compliance with Laws; Permits.
(a)    The Company and each of its Subsidiaries are, and since January 1, 2016, have been, in compliance in all material respects with all federal, national, provincial, state, local or multinational laws, statutes, common laws, ordinances, codes, rules, orders, judgments, injunctions, writs, governmental guidelines or interpretations having the force of law, Permits, regulations, decrees or executive orders enacted, issued, adopted, promulgated or applied by or on behalf of any Governmental Authorities (collectively, “Laws”), in each case, applicable to the Company or any of its Subsidiaries. The Company and each of its Subsidiaries hold, and since January 1, 2016, have held, and are in material compliance with, all licenses, franchises, permits, certificates, approvals, authorizations and registrations from Governmental Authorities necessary for the lawful conduct of their respective businesses (collectively, “Permits”), except where the failure to hold the same has not had or would not reasonably be expected to have a Material Adverse Effect.
(b)    The Company and each of its Subsidiaries are in compliance in all material respects with (i) the Foreign Corrupt Practices Act of 1977, as amended, and any rules and regulations promulgated thereunder, (ii) the United Kingdom Bribery Act of 2010, as amended, and any rules and regulations promulgated thereunder and (iii) any other Laws regarding the use of funds for political activity or commercial bribery, in each case, if and to the extent applicable to the Company and the relevant Subsidiary. To the Knowledge of the Company, there are no situations with respect to the business of the Company of any of its Subsidiaries which involved or involves (A) the use of any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; or (B) the making of any direct or indirect unlawful payments to government officials or others from corporate funds or the establishment or maintenance of any unlawful or unrecorded funds.
(c)    The Company and its Subsidiaries are, and have been, conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all money laundering Laws in jurisdictions where the Company and its Subsidiaries conduct business (collectively, the “Anti-Money Laundering Laws”). The Company and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance by the Company and its Subsidiaries with applicable financial recordkeeping and reporting requirements of the Anti-Money Laundering Laws.
(d)    Neither the Company, nor any of its Subsidiaries, nor any director, officer or employee of the Company or any of the Company Subsidiaries, nor, to the Knowledge of the Company, any agent or other Person acting on behalf of the Company or any of its Subsidiaries, is currently the target of any applicable economic sanctions administered or enforced by any Governmental Authority (collectively, “Sanctions”), nor is the Company or any of its Subsidiaries located, organized or resident in a country or territory that is the target of comprehensive Sanctions, including Cuba, Iran, North Korea, Syria, or the Crimea region of Ukraine (each, a “Sanctioned Country”). For the past three (3) years, the Company and its Subsidiaries have not knowingly engaged in any dealings or transactions with any Person that at the time of the dealing or transaction is or was the target of Sanctions or with any Sanctioned Country, in each case, in violation of applicable Sanctions. The Company and its Subsidiaries have established and maintain a system of internal controls designed to provide reasonable assurances regarding compliance by the Company and its Subsidiaries with all applicable Sanctions.
Section 3.09    Tax Matters. Except as has not had or would not reasonably be expected to have a Material Adverse Effect:
(a)    The Company and each of its Subsidiaries has prepared (or caused to be prepared) and duly and timely filed (taking into account valid extensions of time within which to file) all Tax Returns required to be filed by any of them. All such filed Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all respects, and have been prepared in compliance with applicable Laws, and all Taxes owed by the Company and each of its Subsidiaries that are due (whether or not shown on any Tax Return) have been timely paid or are being contested in good faith and by appropriate proceedings and have been adequately reserved against in accordance with GAAP and Applicable SAP.
(b)    The Company and each of its Subsidiaries have withheld all material amounts required to have been withheld by them in connection with amounts paid or owed to any employee, independent contractor, creditor, stockholder or any other third party and such withheld amounts were duly paid to the appropriate Governmental Authority in the manner required by applicable Laws.

(c)    As of the date of this Agreement, the Company has not received written notice of any pending or threatened audits, examinations, investigations, claims, actions, suits or other proceedings in respect of any Taxes of the Company or any of its Subsidiaries.
(d)    There are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.
(e)    Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two (2) year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 of the Code (or any similar provision of applicable Law).
(f)    No deficiency for any Tax has been asserted or assessed by any Governmental Authority in writing against the Company or any of its Subsidiaries, except for deficiencies that have been satisfied by payment in full, settled or withdrawn, or that have been adequately reserved against in accordance with GAAP and Applicable SAP. Since January 1, 2012, neither the Company nor any of its Subsidiaries has received any written claim from any Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file a Tax Return that the Company or any of its Subsidiaries is, or may be, subject to Tax by or required to file or be included in a Tax Return in that jurisdiction.
(g)    Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes, which waiver or agreement, as applicable, remains in effect (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course).
(h)    Neither the Company nor any of its Subsidiaries has any liability for Taxes of another Person (other than the Company or any of its current or former Subsidiaries) under U.S. Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), as a transferee or as a successor. Neither the Company nor any of its Subsidiaries is a party to a Tax allocation, sharing, indemnity or similar agreement (other than any commercial Contract entered into in the ordinary course of business that does not relate principally to Taxes) that will require any payment by the Company or any of its Subsidiaries of any Tax of another Person after the Closing Date.
(i)    Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of U.S. Treasury Regulation Section 1.6011-4(b)(2), if and to the extent applicable to the Company and the relevant Subsidiary.
(j)    Neither the Company nor any of its Subsidiaries has ever been a member of an affiliated, combined, consolidated, or unitary Tax group for purposes of filing any Tax Return (other than a group the common parent of which is the Company or any of its Subsidiaries).
(k)    The Company and each of its Subsidiaries has conducted all intercompany transactions in substantial compliance with the principles of Sections 482 and 845 of the Code (or any similar provisions of state, local or foreign Tax law).

(l)    Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date or pay Tax in a later period as a result of any (i) change in method of accounting (including under Section 481 of the Code but excluding any change made in connection with Public Law 115-97) or use of an improper method for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) election under Section 108(i) of the Code, or (vi) election to defer payment of Tax under Section 965 of the Code, in each case, if and to the extent applicable to the Company and the relevant Subsidiary.
Section 3.10    Employee Benefits.
(a)    Section 3.10(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material Company Plan and each material Foreign Plan. With respect to each material Company Plan, the Company has made available to Parent true and complete copies (to the extent applicable and to the extent permitted by applicable Law) of (i) the plan document, including any amendments thereto, (ii) the most recent summary plan description for each such Company Plan for which such summary plan description is required by applicable Law, (iii) each insurance Contract, trust agreement or other funding vehicle, (iv) the most recent annual report on Form 5500 required to be filed with the IRS with respect thereto (if any) and the applicable financial statements for the most recent completed fiscal year of the plan, (v) each administration agreement and payroll Contract, and (vi) the most recent determination or opinion letter.
(b)    Each Company Plan and each Foreign Plan has been established, operated and administered in compliance with its terms and applicable Laws, other than instances of noncompliance that has not had or would not reasonably be expected to have a Material Adverse Effect. Each Company Pension Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code (a “Qualified Plan”) has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS, and to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of any such qualification status of any such Company Pension Plan, except where such loss of qualification status has not had or would not reasonably be expected to have a Material Adverse Effect. Each Foreign Plan, where applicable, complies with legal requirements for preferential tax and social security treatment, except where failure to do so has not had or would not reasonably be expected to have a Material Adverse Effect.
(c)    The Company does not maintain or contribute or have any liability under or with respect to a plan subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or any “multiemployer plan” (each, as defined in Section 4001 of ERISA). Except as had not had or would not reasonably be expected to have a Material Adverse Effect, (i) no liability under Title IV or Section 302 of ERISA has been incurred by the Company or any trade or business, whether or not incorporated, that together with the Company would be deemed a single employer within the meaning of Section 4001(b) of ERISA (an “ERISA Affiliate”) that has not been satisfied in full, and (ii) no condition exists that could reasonably be expected to present a risk to the Company or any ERISA Affiliate of incurring any such liability.
(d)    With respect to each (i) Company Plan, as applicable, the Company and its Subsidiaries have not engaged in, and to the Knowledge of the Company no other Person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) that would reasonably be expected to result in a liability to the Company or any of its Subsidiaries that has had or would reasonably be expected to have a Material Adverse Effect, (ii) Company Plan, as applicable, none of the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of such Company Plan that has had or would reasonably be expected to have a Material Adverse Effect, and (iii) Company Plan or Foreign Plan, as applicable, no Action, audit, investigation, suit, proceeding, hearing or claim is pending or, to the Knowledge of the Company, threatened, that has had or would reasonably be expected to have a Material Adverse Effect.
(e)    Except as required under applicable Law, no Company Plan provides health, medical, dental or life insurance benefits following retirement or other termination of employment.
(f)    Except as otherwise contemplated under this Agreement, neither the execution nor delivery of this Agreement, stockholder approval of this Agreement, nor the consummation of the Transactions contemplated by this Agreement will, whether alone or in combination with any other event, (i) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any director, officer or employee of the Company or any of its Subsidiaries (whether by virtue of any termination, severance, change of control or similar benefit or otherwise), (ii) cause the Company to transfer or set aside any assets to fund any benefits under any Company Plan or (iii) limit or restrict the right to amend, terminate or transfer the assets of any Company Plan before, on or following the Effective Time.
(g)    The consummation of the Transactions contemplated by this Agreement will not cause any amounts payable under the Company Plans to fail to be deductible for U.S. federal income Tax purposes by virtue of Section 280G of the Code. No Company Plan provides for a Tax gross up, make whole or similar payment with respect to the Taxes imposed under Sections 409A or 4999 of the Code.
(h)    The Company, and each Company Plan that is a “group health plan” as defined in Section 733(a)(1) of ERISA (a “Health Plan”) (i) is currently in compliance with the HealthCare Reform Laws and (ii) has been in compliance with all applicable HealthCare Reform Laws since January 1, 2015, except where such noncompliance has not had or would not reasonably be expected to have a Material Adverse Effect. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject the Company, or any Health Plan, to penalties or excise taxes under Sections 4980D, 4980H, or 4980I of the Code or any other provision of the HealthCare Reform Laws that has had or would reasonably be expected to have a Material Adverse Effect.
(i)    Each Foreign Plan or Company Plan that is required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities, except where such failure has not had or would not reasonably be expected to have a Material Adverse Effect.
(j)    All benefits under a UK Pension Plan are money purchase benefits as defined in Section 181 of the UK Pension Schemes Act 1993. Neither the Company nor any of its Subsidiaries have at any time within the last six (6) years been “connected” with or an “associate” of any employer which is or has been participating in a pension arrangement to which Sections 32, 38, 43, 47 or 58 of the UK Pensions Act 2004 applies. For these purposes “connected” and “associate” have the meanings given to them in Sections 435 and 249 of the UK Insolvency Act 1986 respectively. No employee of the Company or its Subsidiaries has the right to enhanced pension benefits on redundancy or early retirement as a result of a transfer of an undertaking or part of an undertaking to which either the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 applied that, in any case, has had or would reasonably be expected to have a Material Adverse Effect. The Company and its Subsidiaries comply with their automatic enrolment duties under Chapter 1 of Part 1 of the UK Pensions Act 2008, in respect of UK employees, except where such failure to comply has not had or would not reasonably be expected to have a Material Adverse Effect.
Section 3.11    Labor Matters.
(a)    Neither the Company nor any of its Subsidiaries is a party to any company level collective bargaining agreement or other agreement with a labor union or similar organization and, to the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is represented by a labor union or similar organization, other than, in each case, with respect to national or industry-wide unions and related collective bargaining agreements outside the United States, and the Company has made available to Parent true and complete copies of any such documents listed in Section 3.11(a) of the Company Disclosure Letter. To the Knowledge of the Company, there are no activities or proceedings of any labor union or other employee representative organization to organize any employees of the Company or any of its Subsidiaries and no demand for recognition as the exclusive bargaining representative of any employees has been made by or on behalf of any labor or similar organization, other than with respect to national or industry-wide unions organized outside the United States. Since January 1, 2016, there have been no actual or, to the Knowledge of the Company, threatened unfair labor practice charges, grievances, material arbitrations, strike, lockout, material slowdown, or material work stoppage by or with respect to the employees of the Company or any of its Subsidiaries, in any case that has had or would reasonably be expected to have a Material Adverse Effect.
(b)    To the Knowledge of the Company, no employee of the Company or any of its Subsidiaries is in any respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other legally binding obligation: (i) to the Company or its

Subsidiaries or (ii) to a former employer of any such employee relating (A) to the right of any such employee to be employed by the Company or its Subsidiaries or (B) to the use of trade secrets or proprietary information belonging to such former employer, in any case that has had or would reasonably be expected to have a Material Adverse Effect.
(c)    To the Knowledge of the Company, none of the Chief Executive Officer of the Company, any Executive Vice President of the Company or any head of any reporting segment of the Company, or any individual who reports to the Chief Executive Officer of the Company, intends to terminate his or her employment.
(d)    The Company has made available to Parent true and complete copies of certain Foreign Employment Contracts. All other Foreign Employment Contracts are on substantially similar terms, other than base salary and bonus, to such Foreign Employment Contracts that have been made available.
(e)    To the extent permitted by applicable Law, the Company has made available to Parent a true and complete list of employees of the Company and its Affiliates as of a date within ten (10) days of the date hereof, together with such employees’ (i) current base salary (or wages), (ii) current target incentive compensation opportunities by component, (iii) date of hire, (iv) current work address, (v) exempt or non-exempt status, (vi) hourly or salaried status, (vii) current job title and career level, (viii) status as active or on leave and, if known, expected date of return, (ix) status as full-time, part-time or temporary, (x) retirement eligibility under the Company Stock Plan, (xi) annual paid time off accrual rate, and (xii) function or division. The Company will cooperate with Parent to provide Parent with, to the extent permitted by applicable Law, an updated version of such list from time to time and again no later than the Closing Date to reflect new hires, transfers, terminations of employment, and other changes to the information reflected herein.
(f)    There is not currently pending, and to the Knowledge of the Company, in the last five (5) years, there have not been any allegations of sexual harassment or other sexual misconduct made against any individual in his or her capacity as an officer or executive of the Company or any of its Subsidiaries.
Section 3.12    Investments.The Company has made available to Parent a correct and complete list of all bonds, stocks, mortgage loans and other investment assets that were carried on the books and records of the Company and its Subsidiaries as of June 30, 2018, (such bonds, stocks, mortgage loans and other investment assets, together with all bonds, stocks, mortgage loans and other investments acquired by the Company and its Subsidiaries between such date and the date of this Agreement, the “Investment Assets”). Except for Investment Assets that matured or were sold, redeemed or otherwise disposed of after June 30, 2018, in the ordinary course of business, each of the Company and its Subsidiaries, as applicable, has good and marketable title to all of the Investment Assets it purports to own, free and clear of all Liens except Permitted Liens. The Company and its Subsidiaries employ, to the extent applicable, investment, securities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of their respective businesses, and the Company and its Subsidiaries have, since January 1, 2016, been in compliance with such policies, practices and procedures in all material respects. Copies of the Company’s policies with respect to the investment of the Investment Assets (the

“Investment Guidelines”) have been made available to Parent, and the composition of the Investment Assets complies in all material respects with the Investment Guidelines.
(a)    To the Knowledge of the Company, the Investment Assets comply in all material respects with, and the acquisition thereof complied in all material respects with, any and all investment restrictions under applicable Law. The Investment Assets held by each Company Insurance Subsidiary that are included as admitted assets in any such Company Insurance Subsidiary’s latest statutory financial statements were qualified or eligible to be admitted assets of such Company Insurance Subsidiary under applicable Insurance Laws.
(b)    To the Knowledge of the Company, as of the date hereof, none of the Investment Assets are subject to any capital calls or similar liabilities, or any restrictions or suspensions on redemptions, “lock-ups”, “gates”, “side pockets”, stepped-up fee provisions or other penalties or restrictions relating to withdrawals or redemptions, except as has not had or would not reasonably be expected to have a Material Adverse Effect.
(c)    Each agreement with each investment manager or investment advisor providing services to the Company or any of its Subsidiaries that is not an Affiliate of the Company was entered into, and the performance of each investment manager, is evaluated in a commercially reasonable, arms-length manner.
Section 3.13    Intellectual Property; Privacy and Data Security.
(a)    Except as has not had or would not reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have sufficient rights to use all Intellectual Property and material Personal Information used in the conduct of the business of the Company and its Subsidiaries as currently conducted.
(b)    Except as has not had or would not reasonably be expected to have a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened (i) challenging the ownership, enforceability, scope, validity or use by the Company or any of its Subsidiaries of any Intellectual Property owned or used by the Company or any of its Subsidiaries, (ii) alleging that the Company or any of its Subsidiaries is violating, misappropriating or infringing the Intellectual Property rights of any Person, or (iii) alleging that the Company or any of its Subsidiaries is violating any privacy Laws, Privacy Policies, or any Person’s privacy or confidentiality rights.
(c)    Except as has not had or would not reasonably be expected to have a Material Adverse Effect, (i) to the Knowledge of the Company, no Person is misappropriating, violating or infringing the rights of the Company or any of its Subsidiaries with respect to any Intellectual Property owned by the Company or a Subsidiary of the Company and (ii) to the Knowledge of the Company, the operation of the business of the Company and its Subsidiaries as currently conducted does not violate, misappropriate or infringe the Intellectual Property rights of any other Person.
(d)    Except as has not had or would not reasonably be expected to have a Material Adverse Effect, (i) the Company and each of its Subsidiaries have taken commercially reasonable measures to protect the material (A) information technology systems owned or operated by the Company or such Subsidiary and used in the operations of its business, and (B) Company Sensitive Information (including Personal Information) gathered, used, held for use or accessed in the operation of its business, and (ii) to the Knowledge of the Company, there has not been any material unauthorized disclosure, loss, destruction, or acquisition, or access to, any such Company Sensitive Information or information technology systems.
(e)    The Company and each of its Subsidiaries maintain, and comply with, a written information security program (“Security Program”) that (i) complies in all material respects with all applicable privacy Laws, and (ii) includes administrative, technical, organization, and physical security procedures and measures that are, considering the costs of implementation and the nature, scope, context and purposes of the processing, reasonable and appropriate to materially preserve the security, integrity and confidentiality of all Personal Information and any other sensitive or confidential information of the Company and its Subsidiaries (collectively, “Company Sensitive Information”).
(f)    The Company and each of its Subsidiaries are, and since January 1, 2016, have been, in compliance in all material respects with all applicable then-current public-facing privacy policies and notices of the Company regarding the collection, retention, use and disclosure of Personal Information by the Company or its Subsidiaries or their respective agents (collectively, the “Privacy Policies”). The Privacy Policies have been maintained, since the date of any applicable privacy Laws, to be reasonably consistent in all material respects with the actual practices of the Company and its Subsidiaries and comply in all material respects with applicable privacy Laws.
(g)    The Company and its Subsidiaries are compliant in all material respects with all applicable requirements of the European Union’s General Data Protection Regulation (“GDPR”) with respect to EU Personal Data.
Section 3.14    Anti-Takeover Provisions. No “fair price”, “moratorium”, “supermajority”, “affiliate transactions”, “business combination statute or regulation”, “control share acquisition” or other similar anti-takeover statute or similar statute or regulation (each, a “Takeover Law”) applies to the Company with respect to this Agreement or the Merger.
Section 3.15    Real Property. Except as has not had or would not reasonably be expected to have a Material Adverse Effect, (a) the Company or one of its Subsidiaries has a good and valid leasehold interest in each material Company Lease, free and clear of all Liens (other than Permitted Liens) and (b) none of the Company or any of its Subsidiaries has received written notice of any material default under any agreement evidencing any Lien or other agreement affecting any material Company Lease, which default continues on the date of this Agreement. Neither the Company nor any of its Subsidiaries owns, or, since January 1, 2013, has owned, any real property, other than any Investment Assets comprised, in whole or in part, of real property or interests therein.
Section 3.16    Contracts.
(a)    Except for (A) this Agreement, (B) each Company Plan (C) each Foreign Plan and (D) each Contract filed as an exhibit to the Filed SEC Documents, Section 3.16(a) of the

Company Disclosure Letter sets forth a list of all Material Contracts as of the date of this Agreement. For purposes of this Agreement, “Material Contract” means all Contracts to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound (other than Company Plans) that:
(i)    are or would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;
(ii)    relate to the formation or management of any joint venture, partnership or other similar agreement that is material to the business of the Company and its Subsidiaries, taken as a whole;
(iii)    provide for Indebtedness of the Company or any of its Subsidiaries, or pursuant to which the Company or any of its Subsidiaries guarantees Indebtedness of another Person, having an outstanding or committed amount in excess of $5 million, other than any Indebtedness between or among any of the Company and any of its Subsidiaries and other than any letters of credit;
(iv)    have been entered into since January 1, 2013, and involve the acquisition from another Person or disposition to another Person of capital stock or other equity interests of another Person or of assets of a business, in each case, for aggregate consideration under such Contract in excess of $5 million (excluding, for the avoidance of doubt, acquisitions or dispositions of investments made pursuant to the Investment Guidelines, or of supplies, products, properties or other assets in the ordinary course of business or of supplies, products, properties or other assets that are obsolete, worn out, surplus or no longer used or useful in the conduct of business of the Company or any of its Subsidiaries under which the Company or its Subsidiaries have material surviving obligations);
(v)    contain provisions that (A)(1) prohibit the payment of dividends or distributions in respect of the share capital or capital stock of the Company or any of its wholly owned Subsidiaries, (2) prohibit the pledging of the share capital or capital stock of the Company or any wholly owned Subsidiary of the Company or (3) prohibit the issuance of any guarantee by the Company or any wholly owned Subsidiary of the Company or (B) restrict the ability of the Company or any of its Subsidiaries to incur or guarantee Indebtedness;
(vi)    contain provisions that (A) prohibit the Company or any of its Subsidiaries, or which, following the Closing, would prohibit Parent or any of its Subsidiaries from competing in any material line of business, or (B) grant a right of exclusivity to any Person which prevents the Company or any Subsidiary of the Company, or, following the Closing, Parent or any of its Subsidiaries, from entering any material territory, market or field or freely engaging in business anywhere in the world, in each case, other than Contracts that can be terminated (including such restrictive provisions) by the Company or any of its Subsidiaries on less than ninety (90) days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty;

(vii)    pursuant to which the Company or any Subsidiary (A) is granted or obtains any right to use any material Intellectual Property (other than standard form Contracts granting rights to use readily available shrink wrap or click wrap software), or (B) has granted any other Person a right to use any Intellectual Property owned by the Company or any Subsidiary;
(viii)    pursuant to which the Company or any of its Subsidiaries (A) is granted or obtains any right to use any material Intellectual Property (other than Contracts granting rights to use commercially available software having a replacement cost and annual license of less than $250,000 (e.g., database, enterprise resource planning, business management planning, desktop and similar software) and commercially available, off-the-shelf software (including “shrink-wrap” or “click-wrap” software)), and (B) is restricted in its right to assert, use or register any Intellectual Property owned by the Company or any of its Subsidiaries that is material to the conduct of the businesses of the Company and its Subsidiaries as currently conducted (excluding licenses granted to third parties in the ordinary course of business);
(ix)    involve or could reasonably be expected to involve aggregate payments or receipts by or to the Company and/or its Subsidiaries in excess of $1 million in any twelve (12) month period, other than (A) Contracts terminable on less than ninety (90) days’ notice without payment by the Company or any Subsidiary of the Company of any material penalty, (B) insurance policies and reinsurance and retrocession agreements and treaties entered into in the ordinary course of business and (C) Contracts relating to investments made pursuant to the Investment Guidelines;
(x)    that outsources any material function or part of the business of the Company or any of its Subsidiaries, other than managing general agency agreements or managing general underwriting agreements; or
(xi)    would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the Company’s ability to consummate the Transactions or Parent’s ability to own and/or conduct the business of the Company or any of its Subsidiaries after the Effective Time.
(b)    (i) The Company has previously made available to Parent true and complete copies of each Material Contract, (ii) each Material Contract is valid and binding on the Company and/or any of its Subsidiaries to the extent such Person is a party thereto, as applicable, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect has not had or would not reasonably be expected to have a Material Adverse Effect, (iii) the Company and each of its Subsidiaries, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Material Contract, except where such noncompliance has not had or would not reasonably be expected to have a Material Adverse Effect, (iv) neither the Company nor any of its Subsidiaries has received written notice, or, to the Knowledge of the Company, verbal notice, of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of the Company or any of its Subsidiaries under any

Material Contract, except where such default has not had or would not reasonably be expected to have a Material Adverse Effect and (v)  there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute a default on the part of any counterparty under such Material Contract, except as has not had or would not reasonably be expected to have a Material Adverse Effect.
Section 3.17    Insurance Subsidiaries. Except as has not had or would not reasonably be expected to have a Material Adverse Effect:
(a)    Each Subsidiary of the Company that conducts the business of insurance or reinsurance or is a Lloyd’s corporate member or Lloyd’s managing agent (each, a “Company Insurance Subsidiary”) is (i) duly licensed or authorized as an insurance company, reinsurance company, Lloyd’s corporate member or Lloyd’s managing agent, insurance producer (or its local equivalent), insurance intermediary or reinsurance intermediary, as applicable, in its jurisdiction of incorporation or organization and (ii) duly licensed, authorized or otherwise eligible to transact the business of insurance or reinsurance, as applicable, in each other jurisdiction where it is required to be so licensed, authorized or otherwise eligible in order to conduct its business as currently conducted.
(b)    Since January 1, 2016, each Subsidiary of the Company that participates in Lloyd’s: (i) has not participated as a member of any Lloyd’s syndicate other than Syndicate 1221; (ii) has not agreed to sell or transfer any of its rights to participate as a member of a Lloyd’s syndicate or offered to acquire rights to participate in any Lloyd’s syndicate and (iii) has complied with the franchise standards (including principles and minimum standards, guidance and advice) issued by Lloyd’s.
(c)    No Person is, or has the right to participate as, a member of Syndicate 1221, other than Navigators Corporate Underwriters Ltd. and Millennium Underwriting Ltd.
(d)    Since January 1, 2016, (i) all funds held on behalf of Lloyd’s Syndicate 1221 have been held in accordance with the terms of the relevant premiums trust deed or other deposit arrangement, as required by the by-laws, regulations, codes of practice, and mandatory directions and requirements governing the conduct and management of underwriting business at Lloyd’s from time to time and the provisions of any deed, agreement, or undertaking executed, made, or given for compliance with Lloyd’s requirements from time to time (“Lloyd’s Regulations”), and (ii) the Company or any of its Subsidiaries required to do so have complied in all material respects with all relevant regulations, directions, notices, and requirements in relation to the maintenance of Funds at Lloyd’s (as defined in the Lloyd’s Membership Byelaw (No. 5 of 2005)) in accordance with Lloyd’s Regulations and any directions imposed on the Company or any of its Subsidiaries by Lloyd’s.
(e)    To the Knowledge of the Company, since January 1, 2016, at the time each agent, representative, producer, reinsurance intermediary, wholesaler, third-party administrator, distributor, broker, employee, managing general agent, managing general underwriter or other Person authorized to sell, produce, manage or administer products on behalf of any Company Insurance Subsidiary (“Company Agent”) wrote, sold, produced, managed, administered or procured business for a Company Insurance Subsidiary, except as would not be material to the Company, such Company Agent was, at the time the Company Agent wrote or sold business, duly licensed for the type of activity and business written, sold, produced, managed, administered or produced. Each of the contracts, agreements or arrangements between a Company Insurance Subsidiary and any Company Agent who has sold, underwritten, produced, managed, administered or issued business for or on behalf of such Company Insurance Subsidiary is, except as would not be material to the Company, valid and binding on such Company Insurance Subsidiary and, to the Knowledge of the Company, on such Company Agent, and is in full force and effect in accordance with its terms. As of the date of this Agreement, no Company Agent individually accounting for 5% or more of the total gross GAAP premiums of all Company Insurance Subsidiaries for the year ended December 31, 2016 has indicated to the Company or any Company Insurance Subsidiary in writing that such Company Agent will be unable or unwilling to continue its relationship as a Company Agent with any Company Insurance Subsidiary within twelve (12) months after the date of this Agreement. To the Knowledge of the Company, as of the date of this Agreement, no Company Agent has been since January 1, 2016, or is currently, in violation (or with or without notice or lapse of time or both, would be in violation), in any material respect, of any term or provision of any law, rule or regulation applicable to such Company Agent’s writing, sale, management, administration or production of insurance or other business for any Company Insurance Subsidiary, that is reasonably likely to be material to the Company. To the Knowledge of the Company, each Company Agent was appointed by the Company or Company Insurance Subsidiary in compliance in all material respects with applicable Insurance Laws and all processes and procedures undertaken with respect to such Company Agent were undertaken in compliance, in all material respects, with applicable Insurance Laws.
(f)    Since January 1, 2016, each Company Insurance Subsidiary and, to the Knowledge of the Company, and except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Company, its Company Agents have marketed, sold and issued insurance products in compliance in all material respects with Insurance Laws applicable to the business of such Company Insurance Subsidiary and in the respective jurisdictions in which such products have been marketed, sold and issued. Except as has not had or would not reasonably be expected to have a Material Adverse Effect on the Company, to the Knowledge of the Company, the Company and the Company Insurance Subsidiaries have not received, since January 1, 2016, any written notice or communication of any instance of non-compliance with any such law, or any rule, regulation, agency requirement or published interpretation of any Governmental Authority that has not been cured as of the date of this Agreement.
Section 3.18    Statutory Statements; Examinations.
(a)    Except for any failure to file or submit the same that has been cured or resolved to the satisfaction of the applicable Insurance Regulator, since January 1, 2016, each of the Company Insurance Subsidiaries has filed or submitted all material annual and quarterly statutory financial statements (including exhibits, schedules and interrogatories related thereto), in each case, required by applicable Insurance Law to be filed with or submitted to the appropriate Insurance Regulator of each jurisdiction in which it is licensed, authorized or otherwise eligible with respect to the conduct of the business of insurance or reinsurance, as applicable (collectively, the “Company Statutory Statements”).
(b)    The Company has made available to Parent true and complete copies of all Company Statutory Statements as of December 31, 2016 and December 31, 2017, and for the annual periods then ended, each in the form filed with the applicable Insurance Regulator. The financial statements included in such Company Statutory Statements were prepared in accordance with Applicable SAP, applied on a consistent basis, except as noted therein, during the periods involved, and fairly present in all material respects, to the extent required by and in conformity with Applicable SAP, the statutory financial position of the relevant Company Insurance Subsidiary as of the respective dates thereof and the results of operations and changes in capital and surplus and cash flow (or stockholders’ equity, as applicable) of such Company Insurance Subsidiary for the respective periods then ended. The Company Statutory Statements complied in all material respects with all applicable Insurance Laws when filed or submitted and no material violation or deficiency has been asserted in writing by any Insurance Regulator with respect to any of such Company Statutory Statements that has not been cured or otherwise resolved to the satisfaction of such Insurance Regulator.
(c)    Section 3.18(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date hereof, of all accounting practices used by the U.S.-domiciled Company Insurance Subsidiaries in connection with their Company Statutory Statements that depart from the National Association of Insurance Commissioners’ Accounting Practices and Procedures Manual (each such departure, a “Permitted Accounting Practice”). All Permitted Accounting Practices have been approved by the applicable Insurance Regulators in writing at or prior to the time used by such Company Insurance Subsidiaries in connection with the applicable Company Statutory Statements.
(d)    The Company has provided or otherwise made available to Parent (i) true, complete and correct copies of all material submissions by the Company or any of the Company Insurance Subsidiaries to any Insurance Regulator since January 1, 2016, relating to the risk-based capital or solvency of such Company Insurance Subsidiary together with true, accurate and complete copies of all substantive responses from the relevant Insurance Regulator to such submissions and (ii) all material annual registration statements, periodic reports and other submissions and filings with respect to the Company or any of the Company Insurance Subsidiary provided to any Insurance Regulator under applicable insurance holding company Laws, in each case since January 1, 2016.
(e)    The Company has made available to Parent, to the extent permitted by applicable Law, true and complete copies of all material examination reports of any Insurance Regulators received by it on or after January 1, 2016, through the date of this Agreement, relating to the Company Insurance Subsidiaries. To the extent required by the applicable Insurance Regulator, a corrective plan has been submitted to and accepted by such Insurance Regulator with respect to all material deficiencies or violations noted in such examination reports and a copy of each such plan submitted on or after January 1, 2016, through the date of this Agreement, has been made available to Parent. As of the date hereof, there are no unpaid claims or assessments made in writing or, to the Knowledge of the Company, as of the date hereof, threatened in writing against the Company or any of its Subsidiaries by any insurance guaranty associations or similar organizations in connection with such association’s or other organization’s insurance guaranty fund, other than unpaid claims or assessments (i) disclosed, provided for, reflected in, reserved against or otherwise described in the Company Statutory Statements provided or made available to Parent or (ii) that are not material to the Company and its Subsidiaries, taken as a whole.
(f)    Since January 1, 2016, no fine or penalty in excess of $1 million has been imposed on any Company Insurance Subsidiary by any Insurance Regulator.
(g)    Since January 1, 2016, each of the Company’s Subsidiaries that is a Lloyd’s managing agent has prepared audited accounts for each syndicate managed by it for all applicable years ended December 31 in all material respects in accordance with the requirements of the Insurance Accounts Directive (Lloyd’s Syndicate and Aggregate Accounts) Regulations 2008 and the Syndicate Accounting Byelaw (No. 8 of 2005).
Section 3.19    Agreements with Insurance Regulators. (a) Except as required by applicable Insurance Laws and the insurance and reinsurance Permits maintained by the Company Insurance Subsidiaries, there is no (i) written agreement, memorandum of understanding, commitment letter or similar written undertaking with any Insurance Regulator that is binding on the Company or any Company Insurance Subsidiary or (ii) order or directive by, or supervisory letter or cease-and-desist order from (other than those that are generally applicable to the insurance industry), any Insurance Regulator that is binding on the Company or any Company Insurance Subsidiary and (b) neither the Company nor any of the Company Insurance Subsidiaries has adopted any board resolution at the request of any Insurance Regulator, in the case of each of clauses (a) and (b), that (A)  limits in any material respect the ability of any Company Insurance Subsidiary to conduct its business, (B) requires the divestiture of any material investment of any Company Insurance Subsidiary, (C) limits in any material respect the ability of any Company Insurance Subsidiary to pay dividends or (D) requires any material investment of any Company Insurance Subsidiary to be treated as a non-admitted asset (or the local equivalent).
Section 3.20    Reinsurance and Retrocession. As of the date of this Agreement, (a) each reinsurance or retrocession treaty or agreement, slip, binder, cover note or other similar arrangement pursuant to which any Company Insurance Subsidiary is the cedent involving at least $2 million in annual premium or $2 million in ceded liabilities (the “Company Reinsurance Contracts”) is valid and binding on the applicable Company Insurance Subsidiary, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except where the failure to be valid, binding or in full force and effect has not had or would not reasonably be expected to have a Material Adverse Effect, (b) the applicable Company Insurance Subsidiary, and, to the Knowledge of the Company, any other party thereto, has performed all obligations required to be performed by it under each Company Reinsurance Contract, except where such noncompliance has not had or would not reasonably be expected to have a Material Adverse Effect, (c) none of the Company Insurance Subsidiaries has received written notice of the existence of any event or condition which constitutes, or, after notice or lapse of time or both, will constitute, a default on the part of such Company Insurance Subsidiary under any Company Reinsurance Contract, except where such default has not had or would not reasonably be expected to have a Material Adverse Effect, (d) to the Knowledge of the Company, there are no events or conditions which constitute, or, after notice or lapse of time or both, will constitute, a default on the part of any counterparty under such Company Reinsurance Contract, except as has not had or would not reasonably be expected to have a Material Adverse Effect, (e) none of the Company Insurance Subsidiaries is and, to the Knowledge of the Company, no party to a Company Reinsurance Contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and (f) there are no disputes under any Company Reinsurance Contract, except as has not had or would not reasonably be expected to have a Material Adverse Effect.
Section 3.21    Reserves.
(a)    The reserves for claims, losses (including incurred but not reported losses), loss adjustment expenses (whether allocated or unallocated) and unearned premiums of each Company Insurance Subsidiary contained in the Company Statutory Statements (i) were, except as otherwise noted in the applicable Company Statutory Statement, determined in all material respects in accordance with applicable generally accepted actuarial standards; (ii) were computed on the basis of methodologies consistent with those used in computing the corresponding reserves in prior fiscal years, except as otherwise noted in the financial statements and the notes thereto included in such Company Statutory Statements; and (iii) satisfied the requirements of all applicable Insurance Laws with respect to the establishment of reserves in all material respects.
(b)    As of the date of this Agreement, with respect to the Company Insurance Subsidiaries, the Company has made available to Parent true and complete copies of all actuarial reports in the Company’s possession and prepared by actuaries, independent or otherwise, that cover periods beginning on or after January 1, 2016. The information and data used in connection with the preparation of such actuarial reports were accurate in all material respects for the periods covered in such reports.
Section 3.22    Insurance Policies. Except as has not had or would not reasonably be expected to have a Material Adverse Effect, (a) all insurance policies maintained by the Company and its Subsidiaries of which the Company or any of its Subsidiaries is the beneficiary are in full force and effect and all premiums due and payable thereon have been paid and (b) neither the Company nor any of its Subsidiaries is in breach or default of any of the insurance policies or has taken any action or failed to take any action which, with notice or lapse of time, would constitute such a breach or default or permit termination or modification of any of the insurance policies. This Section 3.22 does not relate to Company Reinsurance Contracts, which are the subject of Section 3.20.
Section 3.23    Opinion of Financial Advisors. The Company Board has received the opinions of Goldman Sachs & Co., LLC (“Goldman Sachs”) and Moelis & Company LLC (“Moelis”), to the effect that, as of the date of each such opinion, and based upon and subject to the various assumptions, qualifications and limitations set forth therein, the Merger Consideration to be received by holders of Company Shares (other than, in the case of the opinion of Moelis, holders who are members of the Existing Stockholder Group) is fair, from a financial point of view, to such holders. As of the date of this Agreement, each such opinion has not been rescinded, repudiated or, except as set forth therein, qualified.

Section 3.24    Brokers and Other Advisors. Except for Goldman Sachs and Moelis, the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and correct copy of (a) the engagement letter between the Company and Goldman Sachs, dated May 8, 2018 and (b) the engagement letter between the Company and Moelis, dated June 27, 2018.
Section 3.25    Related Party Transactions. Since January 1, 2016, there are no undisclosed transactions, Contracts, arrangements or understandings between: (i) the Company and any of its Subsidiaries, on the one hand, and (ii) any director, officer or employee of the Company or any of its Subsidiaries or any Person (other than it or its Subsidiaries) which owns of record or beneficially any equity interest in the Company or any of its Subsidiaries, on the other hand, of the type that would be required to be disclosed under Item 404 of Regulation S-K of the SEC (each, a “Related Party Transaction”).
Section 3.26    Environmental Matters. Except as arising from or relating to any liability, obligation or cost (including for losses or loss adjustment expenses) arising under Contracts for insurance or reinsurance written or assumed by the Company or its Subsidiaries or as has not had or would not reasonably be expected to have a Material Adverse Effect, (a)(i) neither the Company nor any of its Subsidiaries has received any written notice, demand, request for information, citation, summons or order, and (ii) to the Knowledge of the Company, no complaint has been filed, no penalty has been assessed, and no investigation, Action, claim, suit or proceeding is pending or threatened in writing by any Governmental Authority or other Person against the Company or any of its Subsidiaries, in each case, with respect to or arising out of any applicable Environmental Law and (b) to the Knowledge of the Company, no “release” of a “hazardous substance” (as those terms are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601 et seq., as amended (“CERCLA”)) or any petroleum has occurred at, on, above, under or from any Real Property owned, operated or leased by the Company or its Subsidiaries, if and to the extent applicable to the Company and the relevant Subsidiary.
Section 3.27    No Other Representations or Warranties.
(a)    Except for the representations and warranties made by the Company in this ARTICLE III, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to Parent, Merger Sub or any of their respective Representatives or Affiliates of any documentation, forecasts or other information with respect to any one or more of the foregoing, and each of Parent and Merger Sub acknowledge the foregoing. In particular, and without limiting the generality of the foregoing, except for the representations and warranties made by the Company in this ARTICLE III, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Merger Sub or any of their respective Representatives or Affiliates with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to the Company, any of its Subsidiaries or their respective businesses, (ii) any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption, (iii) whether (A) reserves for losses (including incurred but not reported losses, loss adjustment expenses whether allocated or unallocated, unearned premium or uncollectible reinsurance) (x) are or will be sufficient or adequate for the purposes for which they were established or (y) may not develop adversely or (B) the reinsurance recoverables taken into account in determining the amount of such reserves for losses are or will be collectible, or (iv) any oral or written information presented to Parent, Merger Sub or any of their respective Representatives or Affiliates in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Transactions.
(b)    Except for the representations and warranties expressly set forth in ARTICLE IV, the Company hereby agrees and acknowledges that neither Parent, Merger Sub nor any of their respective Subsidiaries, nor any other Person, has made or is making, and the Company is not relying on, any other express or implied representation or warranty with respect to Parent or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, including with respect to any information made available to the Company or any of its Representatives or Affiliates (including with respect to any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption) or any information developed by the Company or any of its Representatives or Affiliates.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent and Merger Sub jointly and severally represent and warrant to the Company that:
Section 4.01    Organization; Standing. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware and Merger Sub is a corporation organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Parent and Merger Sub has all requisite power and authority necessary to carry on its business as it is now being conducted and to own, lease and operate its assets and properties in all material respects. Each of Parent and Merger Sub is duly licensed or qualified to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had or would not reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company true and complete copies of Parent’s, and Merger Sub’s certificates of incorporation and by-laws, each as amended to the date of this Agreement. Neither Parent nor Merger Sub is in violation of any of its respective organizational documents, except as has not had or would not reasonably be expected to have a Parent Material Adverse Effect.
Section 4.02    Authority; Noncontravention.

(a)    Each of Parent and Merger Sub has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery by Parent and Merger Sub of this Agreement, the performance and compliance by Parent and Merger Sub with each of its obligations herein and the consummation by Parent and Merger Sub of the Transactions, have been duly authorized by all necessary corporate action on the part of Parent or Merger Sub. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of them in accordance with its terms, except that such enforceability may be limited by and is subject to the Bankruptcy and Equity Exception.
(b)    Each of the Parent Board and the Merger Sub Board, at a meeting duly called and held, have unanimously, as applicable, (i) determined that the Merger, on the terms and subject to the conditions set forth herein, and the other Transactions are fair to and in the best interests of Parent and Merger Sub and their respective stockholders, (ii) approved this Agreement, the Merger and the other Transactions and (iii) resolved that Parent, as the sole stockholder of Merger Sub, adopt this Agreement, such resolutions have not been subsequently rescinded, modified or withdrawn in any way.
(c)    Neither the execution and delivery of this Agreement by Parent and Merger Sub, nor the consummation by Parent or Merger Sub of the Transactions, nor performance or compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) contravene, conflict with or violate any provision of the certificates or articles of incorporation, memorandum of association, by-laws or other comparable charter or organizational documents of (A) Parent or Merger Sub or (B) any of Parent’s other Subsidiaries or (ii) assuming (A) compliance with the matters set forth in Section 3.03(c) (other than Section 3.03(c)(ii)(A)) (and assuming the accuracy of the representations and warranties made in such Section 3.03(c)), (B) that the actions described in Section 4.02(a) have been completed, (C) that the Consents referred to in Section 4.03 are obtained and (D) that the filings referred to in Section 4.03 are made and any waiting periods thereunder have terminated or expired, in the case of each of the foregoing clauses (A) through (D), prior to the Effective Time, (x) violate any Law applicable to Parent or any of its Subsidiaries, (y) violate or constitute a breach of or default (with or without notice or lapse of time or both) under any of the terms, conditions or provisions of any material Contract to which Parent or any of its Subsidiaries is a party or accelerate, vest or trigger Parent’s or, if applicable, any of its Subsidiaries’, obligations or rights of any other Person under any such material Contract or (z) result in the creation of any Lien on any properties or assets of Parent or any of its Subsidiaries, except, in the case of clauses (i)(B) and (ii), as has not had or would not reasonably be expected to have a Parent Material Adverse Effect.
Section 4.03    Governmental Approvals. Except for (a) compliance with the applicable requirements of the Exchange Act, including the filing with the SEC of the Proxy Statement, (b) compliance with the rules and regulations of the NASDAQ Global Select Market, (c) the filing of the Certificate of Merger, as required by the DGCL, (d) such filings and Consents as may be required in connection with the Taxes described in Section 5.05, (e) filings required under, and compliance with other applicable requirements of, the HSR Act, and such other Consents, filings, declarations or registrations as are required to be made or obtained under any other Antitrust Laws, (f) compliance with any applicable state securities or blue sky Laws, (g) approvals, filings and notices under all applicable Insurance Laws as set forth in Section 4.03 of the Parent Disclosure Letter (the “Parent Insurance Approvals”) and (h) the Company Insurance Approvals (assuming the accuracy of the representations and warranties made in Section 3.04(g) and the completeness of Section 3.04 of the Company Disclosure Letter), no Consent of, or filing, declaration or registration with or notification to, any Governmental Authority is necessary for the execution and delivery of this Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their obligations hereunder and the consummation by Parent and Merger Sub of the Transactions, other than such other Consents, filings, declarations, registrations or notifications that, if not obtained, made or given, has not had or would not reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, Parent has a reasonable basis to believe that the Required Regulatory Approvals set forth on Section 6.01(b) of the Company Disclosure Letter will be obtained prior to the Walk-Away Date.
Section 4.04    Ownership and Operations of Merger Sub. Parent owns beneficially and of record, directly or indirectly, all of the issued and outstanding shares of Merger Sub, free and clear of all Liens. Merger Sub was formed solely for the purpose of engaging in the Transactions, has no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to the Transactions, and prior to the Effective Time, will not have engaged in any business activities other than those relating to the Transactions.
Section 4.05     Financing. Parent and Merger Sub collectively will have at the Effective Time sufficient funds to pay the aggregate Merger Consideration, consideration payable to holders of Company Awards pursuant to Section 2.03 and any other amount required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses of Parent and Merger Sub. For the avoidance of doubt, in no event shall the receipt or availability of any funds or financing by or to Parent or any Affiliate of Parent be a condition to any of Parent’s or Merger Sub’s obligations hereunder.
Section 4.06    Certain Arrangements. Other than the Voting Agreement, as of the date of this Agreement, there are no Contracts or other arrangements or understandings (whether oral or written) or commitments to enter into Contracts or other arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transactions, (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to approve the Merger and this Agreement or agrees to vote against any Superior Proposal or (c) between Parent, Merger Sub or any of their Affiliates, on the one hand, and any holder of Company Awards, on the other hand, pursuant to which such holder would be entitled to receive consideration of a different amount or nature than the consideration payable pursuant to Section 2.03.

Section 4.07    Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.
Section 4.08    Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement to be sent to the holders of Company Shares in connection with the Company Stockholders Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall, on the date the Proxy Statement is first mailed to the holders of Company Shares, at the time of any amendment thereof or supplement thereto and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or omit to state a material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading.
Section 4.09    Legal Proceedings. Except as has not had or would not reasonably be expected to have a Parent Material Adverse Effect, there is no (a) pending or, to the Knowledge of Parent and Merger Sub, threatened Action against Parent or any of its Subsidiaries or (b) outstanding injunction, order, judgment, ruling, decree or writ imposed upon Parent or any of its Subsidiaries, in each case, by or before any Governmental Authority.
Section 4.10    Ownership of Company Shares. None of Parent, Merger Sub or any of their Affiliates beneficially owns (within the meaning of Section 13 of the Exchange Act) any Company Shares, or is a party, or will prior to the Closing Date become a party, to any Contract, other arrangement or understanding (whether written or oral) (other than this Agreement and the Voting Agreement) for the purpose of acquiring, holding, voting or disposing of any Company Shares, except for such holdings as may arise in the ordinary course of the investment activities of the Parent and its Affiliates.
Section 4.11    No Other Representations or Warranties.
(a)    Except for the representations and warranties made by Parent and Merger Sub in this ARTICLE IV, neither Parent, Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub or any of their Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, notwithstanding the delivery or disclosure to the Company or any of its Representatives or Affiliates of any documentation, forecasts or other information with respect to any one or more of the foregoing, and the Company acknowledges the foregoing.
(b)    Except for the representations and warranties expressly set forth in ARTICLE III, Parent and Merger Sub hereby agree and acknowledge that neither the Company nor any of its Subsidiaries, nor any other Person, has made or is making, and Parent and Merger Sub are not relying on, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects, including with respect to any information made available to Parent, Merger Sub or any of their respective Representatives or Affiliates (including with respect to any judgment based on actuarial principles, practices or analyses by any Person or as to the future satisfaction or outcome of any assumption) or any information developed by Parent, Merger Sub or any of their respective Representatives or Affiliates.
ARTICLE V
ADDITIONAL COVENANTS AND AGREEMENTS
Section 5.01    Conduct of Business.
(a)    Except as required by applicable Law, as expressly contemplated or required by this Agreement or as described in Section 5.01(a) of the Company Disclosure Letter, during the period from the date of this Agreement until the Effective Time (or such earlier date on which this Agreement may be terminated pursuant to Section 7.01), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, carry on its business in all material respects in the ordinary course of business consistent with past practice. To the extent consistent with the foregoing, the Company shall, and shall cause its Subsidiaries to, use its and their reasonable best efforts to preserve its and each of its Subsidiaries’ business organizations substantially intact and preserve existing relations and goodwill with customers, producers, reinsurance providers, Governmental Authorities and other Persons with whom the Company or its Subsidiaries have significant business relationships, in each case, consistent with past practice. Without limiting the generality of the foregoing, and except as required by applicable Law, as contemplated, required or permitted by this Agreement or as described in the corresponding subsection of Section 5.01(a) of the Company Disclosure Letter, during such period, unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed with respect to the matters set forth in clauses (ii), (iv), (vi), (viii), (xiv), (xv), (xvii) and (xix) of this Section 5.01(a)), the Company shall not, and shall not permit any of its Subsidiaries to:
(i)    (A) issue, sell or grant any Company Shares or other equity or voting interests of the Company, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any Company Shares or other equity or voting interests of the Company or any of its Subsidiaries, or any options, rights, warrants or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of, or other equity or voting interests in, the Company or any of its Subsidiaries; provided, however, that the Company may issue Company Shares or other securities (1) under the Company Stock Plan in accordance with the provisions of Section 5.01(a)(i) of the Company Disclosure Letter, or (2) as required pursuant to the vesting, settlement or exercise of Company Awards or other equity awards or Company Rights (x) outstanding as of the date of this Agreement in accordance with the terms of the applicable Company Award, other equity award or Company Right in effect on the date of this Agreement or (y) granted after the date of this Agreement in accordance with this Agreement; provided, further that, the Subsidiaries of the Company may make any such issuances, sales or grants to the Company or a direct or indirect wholly owned Subsidiary of the Company, (B) redeem, purchase or otherwise acquire any outstanding Company Shares or other equity or voting interests of the Company or any rights, warrants or options to acquire any Company Shares or other equity or voting interests of the Company, except (1) as required pursuant to the terms of Company Awards or other equity awards or Company Rights (x) outstanding on the date of this Agreement in accordance with the terms of the applicable Company Award, other equity award or Company Right in effect on the date of this Agreement or (y) granted after the date of this Agreement in accordance with this Agreement, or (2) in connection with the satisfaction of Tax withholding obligations with respect to Company Awards or other equity awards outstanding as of the date of this Agreement or granted after the date of this Agreement in accordance with this Agreement, (C) establish a record date for, declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any Company Shares or other equity or voting interests, other than (1) dividends or distributions made by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company and (2), in the case of the Company, distributions not to exceed $0.07 per Company Share per quarter as of the record dates and on the payment dates consistent with past practice or (D) split, combine, subdivide or reclassify any Company Shares or other equity or voting interests of the Company;
(ii)    (A) incur any indebtedness for borrowed money, issue or sell any bonds, debentures or other debt securities or warrants or other rights to acquire any bonds, debentures or other debt securities of the Company or any of its Subsidiaries, guarantee any such indebtedness or any debt securities of another Person or enter into any “keep well” or other agreement to maintain any financial statement condition of another Person (collectively, “Indebtedness”), except for (1) intercompany guarantees or intercompany “keep well” or other agreements to maintain any financial statement condition of the Company or any of its wholly owned Subsidiaries, (2) letters of credit issued in the ordinary course of business consistent with past practice, (3) borrowings as needed in the ordinary course of business under (w) the Australian Credit Facility not in excess of AU$30 million, (x) the Bilateral Facility not in excess of $25 million, and (y) the Club Facility not in excess of $250 million and (z) the Bail Bond Facility not in excess of $10 million, (4) any other Indebtedness having an aggregate principal amount outstanding that is not in excess of $15 million and (5) Indebtedness incurred in connection with the refinancing of any Indebtedness existing on the date of this Agreement or permitted to be incurred, assumed or otherwise entered into hereunder or (B) enter into any swap or hedging transaction or other derivative agreements other than in the ordinary course of business consistent with past practice and in compliance with the Investment Guidelines;
(iii)    sell or lease to any Person, in a single transaction or series of related transactions, any of its owned properties or assets whose fair market value or purchase price exceeds $2 million, except (A) dispositions of obsolete, surplus or worn out assets or assets that are no longer used or useful in the conduct of the business of the Company or any of its Subsidiaries, (B) transfers among the Company and its wholly owned Subsidiaries,

(C) leases and subleases of Real Property owned by the Company or its Subsidiaries, (D) as permitted by Section 5.01(a)(xix), or (E) transactions in compliance with the Investment Guidelines;
(iv)    (A) make or authorize capital expenditures outside the ordinary course of business consistent with past practice, except as budgeted in the Company’s current plan presented to the Company Board that was made available to Parent or (B) make any loans or advances to, or, except as permitted by the Investment Guidelines, any investments in, any other Person other than a wholly owned Subsidiary of the Company in a manner that complies with clause (A) above;
(v)    except as permitted under Section 5.01(a)(iv) or Section 5.01(a)(xix), make any acquisition (including by merger or amalgamation) of the share capital or capital stock or, except in the ordinary course of business consistent with past practice, a material portion of the assets of any other Person, in each case for consideration in excess of $5 million;
(vi)    except as required pursuant to the terms of any Company Plan or Contract, in each case, in effect on the date of this Agreement and made available to Parent prior to the execution of this Agreement, (A) grant to any director or officer of the Company or any of its Subsidiaries or any employee of the Company or any of its Subsidiaries whose annual base salary rate exceeds $200,000 (each such director, officer or employee a “Participant”) any increase in salary or bonus compensation opportunity other than in the ordinary course of business, (B) grant to any Participant any material increase in severance, retention or termination pay, (C) establish, adopt, enter into or amend any Company Plan, Foreign Plan or collective bargaining agreement or (D) enter into any employment, consulting, severance or termination agreement with any Person for the position of Chief Executive Officer of the Company or Executive Vice President of the Company, any direct report to the Chief Executive Officer or any Executive Vice President, or any head of any reporting segment of the Company; provided, that the foregoing shall not restrict the Company or any of its Subsidiaries from (1) entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, in the ordinary course of business consistent with past practice, plans, agreements, benefits and compensation arrangements (including equity-based and cash-based incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions, or consistent with the compensation and benefits of the then-current employee whom such newly hired or promoted employee is engaged to replace or succeed, (2) establishing or adopting a severance and/or retention plan or arrangement in accordance with the terms set forth in Section 5.01(a)(vi) of the Company Disclosure Letter, (3) taking any of the foregoing actions to comply with, satisfy Tax-qualification requirements under, or avoid the imposition of Tax under, the Code and any applicable guidance thereunder, or other applicable Law, (4) making immaterial changes in the ordinary course of business to nondiscriminatory Company Plans that are medical, health or welfare plans available to all employees generally (other than any changes that would provide for benefits that continue following retirement or termination of employment) (provided that in no event shall any such change materially increase the employer or employee cost for such benefits), or (5) to the extent the Effective Time occurs after January 1, 2019, adopting and maintaining the Company Annual Incentive Plan for the 2019 fiscal year on substantially the same terms and conditions as the Company Annual Incentive Plan for the 2018 fiscal year;
(vii)    make any material changes in financial accounting methods, principles or practices materially affecting the consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except insofar as may be required by (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the FASB or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the National Association of Insurance Commissioners or any similar organization or (C) any applicable Laws, including Regulation S‑X under the Securities Act;
(viii)    except as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) (A) GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the FASB or any similar organization, (B) Applicable SAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the National Association of Insurance Commissioners or any similar organization or (C) any applicable Laws, alter or amend in any material respect any existing underwriting, reserving, claim handling, loss control or actuarial practice guideline or policy of the Company or any Company Insurance Subsidiary or any material assumption underlying any reserves or actuarial practice or policy;
(ix)    reduce or strengthen any reserves, provisions for losses or other liability amounts in respect of insurance Contracts and assumed reinsurance Contracts except (A) as may be required by (or, in the reasonable good faith judgment of the Company, advisable under) Applicable SAP (disregarding any changes to Applicable SAP that are not yet required to be implemented) or GAAP, as applicable or (B) as a result of loss or exposure payments to other parties in accordance with the terms of insurance Contracts and assumed reinsurance Contracts;
(x)    (A) amend the Company Organizational Documents, (B) amend in any material respect the comparable organizational documents of any of the Subsidiaries of the Company, in the case of clauses (A) or (B), in a manner that would reasonably be expected to prevent or to impede, interfere with, hinder or delay in any material respect the consummation of the Transactions or (C) adopt or implement any stockholder rights plan or similar arrangement;
(xi)    adopt a plan or agreement of complete or partial liquidation or dissolution, merger, amalgamation, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than dormant Subsidiaries or, with respect to any merger, amalgamation or consolidation, other than among the

Company and any wholly owned Subsidiary of the Company or among wholly owned Subsidiaries of the Company);
(xii)    grant any Lien (other than Permitted Liens) in any of its material assets other than to secure Indebtedness permitted under Section 5.01(a)(ii);
(xiii)    (A) make any material Tax election, other than in the ordinary course of business consistent with past practice (except when the filing of the election would directly and materially increase the amount of Tax payable), (B) settle or compromise any audit or other proceeding relating to a material amount of Tax, (C) file any material amended Tax Return, (D) extend or waive the application of any statute of limitations regarding the assessment or collection of any material Tax, other than in the ordinary course of business consistent with past practice, (E) enter into any Tax indemnification, sharing, allocation or reimbursement agreement or similar agreements, arrangements or understandings (other than any commercial Contract entered into in the ordinary course of business that does not relate principally to Taxes) or (F) except as required by GAAP, make any material change to any Tax accounting principles, methods or practices;
(xiv)     (A) settle or compromise any Action, in each case threatened, made or pending against the Company or any of its Subsidiaries, or any of their officers and directors in their capacities as such, other than the settlement of Actions (1) solely for monetary damages for an amount net to the Company or any of its Subsidiaries after the application of applicable insurance coverage not to exceed $1 million for any such settlement individually or $3 million in the aggregate, or (2) for claims under Contracts of insurance issued by the Company or any of its Subsidiaries within applicable policy or contractual limits in the ordinary course consistent with past practice or (B) cancel any material Indebtedness or waive any material claims or rights under any Material Contract;
(xv)    enter into, materially modify or terminate any Material Contract in such a way as to materially reduce the expected business or economic benefits thereof or enter into any Contract that would constitute a Material Contract or Company Reinsurance Contract if in effect as of the date hereof, in each case, other than in the ordinary course of business consistent with past practice or materially modify any Contract constituting a Related Party Transaction;
(xvi)    in relation to the Company and its Subsidiaries, redomesticate to a jurisdiction other than that in which the Company or such Subsidiary is organized on the date hereof;
(xvii)    voluntarily abandon, dispose of, or permit to lapse any right to Intellectual Property material to the Company and its Subsidiaries, taken as a whole, that is owned by the Company or its Subsidiaries, other than in the ordinary course of business consistent with past practice;
(xviii)    voluntarily abandon, dispose of, or permit to lapse any Permit material to the business of the Company and of its Subsidiaries, taken as a whole, other than

(A) in the ordinary course of business consistent with past practice or (B) as required by applicable Law;
(xix)    (A) acquire or dispose of any Investment Assets in any manner not in material compliance with the Investment Guidelines (provided, that in no event shall the Company acquire any interest in any limited partnership, hedge fund, private equity fund or debt issuances (other than debt securities registered in accordance with the Securities Act and debt securities offered pursuant to Rule 144A promulgated under the Securities Act), or any equity securities of any Person not listed on a United States national securities exchange, the London Stock Exchange or the Alternative Investment Market; provided, that investments in investment affiliates investing in Investment Assets in compliance with the above clause (A) in the ordinary course shall be permitted), or (B) retain or engage any external investment manager that had not been retained or engaged prior to the date of this Agreement;
(xx)    amend, modify or otherwise change the Investment Guidelines in any material respect;
(xxi)    enter into any new lines of business or withdraw from, or put into “run off”, any existing lines of business;
(xxii)    voluntarily terminate or allow to lapse any existing material policy of insurance under which the Company or any of its Subsidiaries is a beneficiary unless replaced by similar coverage; or
(xxiii)    authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.
(b)    Neither Parent nor Merger Sub shall knowingly take or permit any of their respective Affiliates to take any action that could reasonably be expected to result in any of the conditions precedent to the consummation of the Merger and the other Transactions contemplated hereby not being satisfied.
(c)    Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.02    Acquisition Proposals; Change in Recommendation.
(a)    Go-Shop Period. During the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York City time) on the thirtieth (30th) day after the date of this Agreement (the “No-Shop Period Start Date” and the period starting from the date of this

Agreement until the No-Shop Period Start Date, the “Go-Shop Period”), the Company and its Subsidiaries and their respective Representatives shall have the right to:
(i)    initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal or offer that constitutes or would be reasonably be expected to lead to an Acquisition Proposal, including by providing information, whether orally or in writing (including non-public information and data) regarding the business, properties, assets, books, records and personnel of the Company and its Subsidiaries to any Person if the Company receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement; provided, that the Company shall promptly (and in any event within twenty-four (24) hours) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access that was not previously made available to Parent or Merger Sub; and
(ii)    engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or otherwise cooperate with, assist, participate in, facilitate or encourage efforts by, any Persons or groups of Persons (or Representatives of Persons) that have made, are seeking to make, have informed the Company of an intention to make, or have publicly announced an intention to make, any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal;
provided, that during the Go-Shop Period, the Company shall not disclose any material non-public information regarding the Company pursuant to the foregoing clauses (i) and (ii) without first entering into an Acceptable Confidentiality Agreement with the intended recipient thereof (but for the avoidance of doubt, the Company shall not be required to enter into an Acceptable Confidentiality Agreement with any Representatives of such intended recipient) and shall promptly (and in any event within twenty-four (24) hours) provide written notice to Parent and Merger Sub of the execution of an Acceptable Confidentiality Agreement with any Person during the Go-Shop Period (which notice shall not be required to identify the Person entering into such Acceptable Confidentiality Agreement). No later than twenty-four (24) hours after the No-Shop Period Start Date, the Company shall provide a written notice to Parent and Merger Sub stating whether the Company Board has determined that any Person submitting an Acquisition Proposal prior to the No-Shop Period Start Date is an Excluded Party and identifying each such Excluded Party.
(b)    Prohibited Solicitation Activities. Except as expressly permitted by this Section 5.02, from and after the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VII, the Company and its Subsidiaries:
(i)    (A) shall immediately cease and cause to be terminated, and the Company shall instruct its Representatives to terminate, any solicitation, encouragement, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) conducted prior to the No-Shop Period Start Date with respect to any Acquisition Proposal and (B) shall prohibit any Person other than Parent and Merger Sub and their Representatives from having access to any physical or electronic data rooms relating to any possible Acquisition Proposal; and
(ii)    shall not, and the Company shall cause its and its Subsidiaries’ respective officers, directors and employees, and shall use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly (A) initiate, solicit or knowingly facilitate or encourage any inquiry or the making of any proposal or offer that constitutes or would be reasonably be expected to lead to an Acquisition Proposal, (B) engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or otherwise cooperate with, assist, participate in, facilitate or encourage efforts by, any Person or groups of Persons (or Representatives of Persons) that have made, are seeking to make, have informed the Company of an intention to make, or have publicly announced an intention to make, any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (C) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle relating to an Acquisition Proposal, (D) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar anti-takeover Law, or any restrictive provision of any applicable anti-takeover provision in the Company Charter or Company By-Laws, inapplicable to any transactions contemplated by an Acquisition Proposal (and, to the extent permitted thereunder, the Company shall promptly take all steps necessary to terminate any waiver that may have been heretofore granted to any Person other than Parent and Merger Sub under any such provisions) or (E) resolve, propose or agree to do any of the foregoing.
(iii)    The parties agree that for all purposes of this Agreement any violation of the provisions of this Section 5.02(b) by any Representative of the Company or any Representative of any of the Company’s Subsidiaries shall be deemed to be a breach of this Section 5.02(b) by the Company. No later than twenty-four (24) hours after the No-Shop Period Start Date, the Company shall, to the extent it had not previously done so, deliver a request to each Person who executed a confidentiality or similar agreement with the Company prior to the No-Shop Period Start Date in connection with considering or making an Acquisition Proposal (other than any such Person that the Company is permitted to continue discussions or negotiations with pursuant to Section 5.02(c)) to promptly return or destroy any non-public information previously furnished or made available to such Person or any of its Representatives on behalf of the Company or any of its Representatives.
(c)    Permitted Discussions. Notwithstanding anything contained in Section 5.02(b), in response to an Acquisition Proposal received prior to obtaining the Company Stockholder Approval, which Acquisition Proposal did not result from any breach of this Section 5.02 and, with respect to clause (ii) of this sentence, shall be a written Acquisition Proposal, (i) the Company and its Representatives may contact such Person or group of Persons making the Acquisition Proposal solely to clarify the terms and conditions thereof or to request that any Acquisition Proposal made orally be made in writing and (ii) if the Company Board determines in good faith after consultation with the Company’s financial advisors and outside legal counsel that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal, then the Company and its Representatives may (A) negotiate and enter into an Acceptable Confidentiality Agreement with the Person or group of Persons making the Acquisition Proposal and furnish pursuant thereto information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided, that the Company shall promptly provide to Parent copies of such Acceptable Confidentiality Agreement; provided, further that the Company shall promptly provide to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives and (B) after entering into an Acceptable Confidentiality Agreement, engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal. The parties agree that, notwithstanding the commencement of the obligations of the Company under Section 5.02(b) on the No-Shop Period Start Date, the Company, its Subsidiaries and their Representatives may continue to engage in the activities described in Section 5.02(a) with respect to any Excluded Party on or after the No-Shop Period Start Date so long as such Excluded Party remains an Excluded Party, including with respect to any amended or modified Acquisition Proposal submitted by any Excluded Party on or after the No-Shop Period Start Date, and Section 5.02(b) and this Section 5.02(c) shall not apply with respect thereto.
(d)    Required Notices. The Company shall promptly (and in any event within twenty-four (24) hours after receipt) notify Parent in the event that the Company or any of its Subsidiaries or its or their Representatives receives an Acquisition Proposal and shall disclose to Parent the material terms and conditions of any such Acquisition Proposal and the identity of the Person or group of Persons making such Acquisition Proposal and unredacted copies of all material correspondence or other material written documentation with respect thereto (and written summaries of any material oral communications); provided, that if the Company is specifically prohibited from disclosing the identity of any Person making an Acquisition Proposal, the Company may redact that identity and any other identifying information but shall otherwise provide all such information relating to the Acquisition Proposal. The Company shall keep Parent reasonably informed on a prompt basis of any material developments with respect to any such Acquisition Proposal (including any material changes thereto and provide copies of material correspondence and summaries of material oral communications as contemplated above). The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement that prohibits the Company from providing any information to Parent in accordance with this Section 5.02(d). For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.02 will be subject to the terms of the Confidentiality Agreement.
(e)    Company Board Recommendation. Except as provided in Section 5.02(f), neither the Company Board nor any committee thereof shall (i)(A) withhold or withdraw the Company Board Recommendation, (B) modify, qualify or amend the Company Board Recommendation in a manner adverse to Parent, (C) fail to include the Company Board Recommendation in the Proxy Statement, (D) approve or publicly endorse or recommend any Acquisition Proposal, or refrain from recommending against any Acquisition Proposal that is a tender offer or exchange offer, within ten (10) business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-2 under the Exchange Act, or (E) fail to publicly reaffirm the Company Board Recommendation within ten (10) business days after receipt of a written request by Parent to make such public reaffirmation following the receipt by the Company of a public Acquisition Proposal (other than in the case of an Acquisition Proposal in the form of a tender offer or exchange offer covered by clause (D)) that has not been withdrawn; provided, that Parent may make any such request only once in any ten (10) business day period and only once for each such public Acquisition Proposal and once for each public material amendment to such Acquisition Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”, it being understood that a customary “stop, look or listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act shall not be prohibited and shall not, in and of itself, constitute an Adverse Recommendation Change) or (ii) authorize, cause or permit the Company or any of its Subsidiaries to execute or enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, amalgamation agreement or other similar agreement related to any Acquisition Proposal, other than any Acceptable Confidentiality Agreement pursuant to Section 5.02(a) (each, a “Company Acquisition Agreement”).
(f)    Permitted Change in Recommendation. Notwithstanding anything in Section 5.02(e), prior to the time the Company Stockholder Approval is obtained, the Company Board may, so long as the Company and its Subsidiaries and Representatives have not breached this Section 5.02:
(i)    in response to an Intervening Event, if the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel, that failure to do so would violate the directors’ fiduciary duties under applicable Law, make an Adverse Recommendation Change; and
(ii)    in response to a Superior Proposal, if the Company Board has determined in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that failure to do so would violate the directors’ fiduciary duties under applicable Law, (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to Section 7.01(d)(ii), pay the Company Termination Fee and enter into a Company Acquisition Agreement with respect to such Superior Proposal;
provided, that the Company and the Company Board shall not take any such action unless the Company has given Parent at least four (4) business days’ (subject to clause (y) of this sentence) prior written notice (a “Company Notice”) of its intention to take any such action, which notice (A) in the case of an Intervening Event, specifies material changes, developments, effects, circumstances, states of facts or events comprising such Intervening Event and (B) in the case of a Superior Proposal, discloses (1) the material terms and conditions of such Superior Proposal and the identity of the Person or group of Persons making such Superior Proposal and its or their financing sources (if applicable), and (2) a copy of the most current version of the Company Acquisition Agreement (if any) with respect to such Superior Proposal and any agreement in the Company’s possession relating to the financing of such Superior Proposal; provided, further, that during such four (4) business day period (it being understood and agreed that (x) any change to the financial or other material terms and conditions of a Superior Proposal shall require an additional Company Notice to Parent of two (2) business days running from the date of such notice (provided, that in no event shall the giving of such additional Company Notice shorten the four (4) business day period under the initial Company Notice) and (y) with respect to any Person or group, the notice period for the first Company Notice given to Parent shall be four (4) business days and the notice period for any Company Notice given following the expiration of such four (4) business day period with respect to any Superior Proposal (or change thereto) made by such Person or group shall be two (2) business days), (I) the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) to make such commercially reasonable adjustments to the terms and conditions of this Agreement as would enable the Company Board to no longer make an Adverse Recommendation Change or determination that an Acquisition Proposal constitutes a Superior Proposal and (II) the Company Board shall have determined following the end of such period, after considering the results of such negotiations and the revised proposals made by Parent, if any, after consultation with the Company’s financial advisors and outside legal counsel, (a) that the Superior Proposal giving rise to such Company Notice continues to be a Superior Proposal or (b) that failure to make an Adverse Recommendation Change in respect of the applicable Intervening Event would violate the directors’ fiduciary duties under applicable Law.
(g)    Disclosures Under Law. Nothing contained in this Section 5.02 or elsewhere in this Agreement shall prohibit the Company or the Company Board or any committee thereof from (i) taking and disclosing to stockholders of the Company a position or communication contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure or communication to stockholders of the Company that the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, is required by the directors’ fiduciary duties or applicable Law; provided that if any such public disclosure by the Company or the Company Board contemplated by clause (i) or (ii) above relating to an Acquisition Proposal has the substantive effect of withdrawing, withholding or adversely modifying, qualifying or amending the Company Board Recommendation or approving or endorsing an Acquisition Proposal and meets the requirements set forth in Section 5.02(e)(i), such disclosure shall be deemed to be an Adverse Recommendation Change unless the Company Board reaffirms the Company Board Recommendation in such disclosure (it being understood that any “stop, look or listen” communication pursuant to Rule 14d-9(f) shall not, in and of itself, be deemed to be an Adverse Recommendation Change).
(h)    Certain Definitions.
(i)    As used in this Agreement, “Acceptable Confidentiality Agreement” shall mean any confidentiality agreement entered into by the Company that contains provisions that are not materially less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.
(ii)    As used in this Agreement, “Acquisition Proposal” shall mean any inquiry, proposal (whether or not in writing) or offer from any Person or group (other than Parent and its Subsidiaries) relating to, in a single transaction or series of related transactions, any direct or indirect (A) acquisition, including by means of bulk (or similar non-ordinary course) reinsurance of in-force business consisting of a single transaction or a series of related transactions, that if consummated would result in any Person or group owning 15% or more of the consolidated assets (based on the fair market value thereof, as determined in good faith by the Company Board), revenues or net income of the Company and its Subsidiaries, or, solely with respect to any such bulk (or similar non-ordinary course) reinsurance transaction, net exposure to insured liabilities, (B) acquisition of Company Shares representing 15% or more of the outstanding Company Shares, (C) tender offer or exchange offer that if consummated would result in any Person or group having beneficial ownership of Company Shares representing 15% or more of the outstanding Company Shares, (D) merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which such Person or group (or the stockholders of any Person) would acquire, directly or indirectly, 15% or more of the aggregate voting power of the Company (without taking into account the voting cutback provisions in the Company By-Laws) or of the surviving entity in a merger or amalgamation involving the Company or the resulting direct or indirect parent of the Company or such surviving entity or (E) combination of the foregoing, in each case, other than the Transactions; provided that the ownership of the Company Shares by the Existing Stockholder Group shall not constitute an Acquisition Proposal under any of the foregoing clauses (A) to (E); provided further, that neither (I) the renewal or amendment of any currently in-force reinsurance arrangement or any replacement thereof, nor (II) any reinsurance arrangement entered into in the ordinary course of business shall constitute an Acquisition Proposal.
(iii)    As used in this Agreement, “Superior Proposal” shall mean any bona fide written Acquisition Proposal received after the date of this Agreement which did not result from any breach of this Section 5.02 that the Company Board has determined in its good faith judgment, after consultation with the Company’s financial advisors and outside legal counsel, (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the identity of the Person making the proposal (including any conditions relating to financing, regulatory approvals or other events or circumstances beyond the control of the party invoking the condition), and (B) if consummated, would be more favorable from a financial point of view to the stockholders of the Company than the Merger; provided that for purposes of the definition of “Superior Proposal”, the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.
(iv)    As used in this Section 5.02 and in Section 8.13, “group” has the meaning ascribed to it in Rule 13d-5 promulgated under the Exchange Act.
(v)    As used in this Agreement, “Intervening Event” shall mean a material event, change, development, effect, occurrence or state of facts relating to the Company and its Subsidiaries (A) that was not known to the Company Board on the date of this Agreement, or (B) arising or occurring after the date of this Agreement, in the case of (A) and (B), that is not related to the receipt, existence of or terms of an Acquisition Proposal or any inquiry relating thereto.

Section 5.03    Preparation of the Proxy Statement; Stockholders Meeting.
(a)    As promptly as reasonably practicable after the execution of this Agreement, the Company (with the assistance and cooperation of Parent as reasonably requested by the Company) shall prepare the Proxy Statement and file it with the SEC. The Company shall use its reasonable best efforts to make such filing no later than fifteen (15) business days following the date of this Agreement. Subject to Section 5.02, the Company Board shall make the Company Board Recommendation to the holders of Company Shares and shall include such recommendation in the Proxy Statement and shall use reasonable best efforts to secure the Company Stockholder Approval. The Company shall cause the Proxy Statement to comply in all material respects with the applicable provisions of the Exchange Act. Parent shall provide to the Company all information concerning Parent and Merger Sub as may be reasonably requested by the Company in connection with the Proxy Statement and shall otherwise assist and cooperate with the Company in the preparation of the Proxy Statement and the resolution of any comments thereto received from the SEC. The Company and Parent each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the meeting of stockholders of the Company to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to receipt of the Company Stockholders Approval, any event occurs with respect to the Company, any of its Subsidiaries, Parent or Merger Sub, or any change occurs with respect to other information to be included in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company or Parent, as the case may be, shall promptly notify the other party of such event and the Company shall promptly file, with Parent’s cooperation, any necessary amendment or supplement to the Proxy Statement. The Company shall notify Parent promptly in writing upon the receipt of any comments from the SEC and of any request by the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all written correspondence between the Company or any of its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. The Company shall (and Parent shall assist and cooperate with the Company to) promptly respond to any comments received from the SEC concerning the Proxy Statement and to resolve such comments with the SEC, and the Company shall use its reasonable best efforts to cause the Proxy Statement to be disseminated to its stockholders as promptly as reasonably practicable (and in any event within ten (10) business days) after the resolution of any such comments. To the extent required by applicable Law, the Company shall promptly file and disseminate to the Company stockholders any supplement or amendment to the Proxy Statement. Prior to the filing of the Proxy Statement (or any amendment or supplement thereto) or any dissemination thereof to the holders of Company Shares, or responding to any comments from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and to propose comments on such document or response, which the Company shall consider in good faith.
(b)    The Company shall take all necessary actions to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company

Stockholder Approval (the “Company Stockholders Meeting”) as promptly as reasonably practicable, and in any event within forty-five (45) days following the date the SEC confirms that it has no further comments on the Proxy Statement. Subject to Section 5.02, the Company shall use its reasonable best efforts to solicit and secure the Company Stockholder Approval. Without limiting the generality of the foregoing, unless this Agreement has been terminated, the Company shall submit the Merger and this Agreement for the Company Stockholder Approval at the Company Stockholders Meeting whether or not an Adverse Recommendation Change shall have occurred or an Acquisition Proposal shall have been publicly announced or otherwise made known to the Company Board, the Company, its Representatives or its stockholders. The Company Stockholders Meeting and the record date therefor shall be set in consultation with Parent and shall be reasonably satisfactory to Parent. The Company shall not postpone or adjourn the Company Stockholders Meeting except to the extent any such postponement or adjournment is (i) required by Law or a court or other Governmental Authority of competent jurisdiction in connection with any Actions in connection with this Agreement or the Transactions or has been requested by the SEC or its staff or (ii) requested by Parent (in Parent’s sole discretion) to permit additional time to solicit the Company Stockholder Approval. The Company shall keep Parent updated with respect to proxy solicitation results as reasonably requested by Parent or Merger Sub.
(c)    The Company agrees not to recognize, register or give effect to any transfer of Company Shares made in violation of Section 4.02 of the Voting Agreement.
Section 5.04    Reasonable Best Efforts.
(a)    Subject to the terms and conditions of this Agreement, each of the parties hereto shall cooperate with the other parties and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts (unless, with respect to any action, another standard of performance is expressly provided for herein) to promptly (i) take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things necessary, proper or advisable to cause the conditions to Closing to be satisfied as promptly as reasonably practicable and to consummate and make effective, in the most expeditious manner reasonably practicable, the Transactions, including (A) taking all such actions contemplated by the terms of this Agreement, (B) otherwise preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (C) executing and delivering any additional instruments necessary to consummate the Transactions, (ii) obtain all Consents from any Governmental Authority or third party (assuming the accuracy of the representations and warranties made in Section 3.04(g)) necessary, proper or advisable to consummate the Transactions, including any such Consents required with respect to the Company Insurance Approvals, the Parent Insurance Approvals and under applicable Antitrust Laws, (iii) take all steps that are necessary, proper or advisable to avoid any Actions by any Governmental Authorities with respect to this Agreement or the Transactions and (iv) defend or contest in good faith any Action by any third party, whether judicial or administrative, challenging this Agreement or that could otherwise prevent or impede, interfere with, hinder or delay in any material respect the consummation of the Transactions; provided that in no event shall Parent or Merger Sub be required to commence any litigation against any Governmental Authority.

(b)    Subject to the terms and conditions of this Agreement, the Company and Parent shall each use its reasonable best efforts to (i) take all action necessary to ensure that no Takeover Law is or becomes applicable to any of the Transactions and refrain from taking any actions that would cause the applicability of such Laws and (ii) if the restrictions of any Takeover Law become applicable to any of the Transactions, take all action necessary to ensure that the Transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise lawfully minimize the effect of such Takeover Law on the Transactions.
(c)    Without limiting the general applicability of Section 5.04(a), each of the Company and Parent shall, and shall cause its applicable Affiliates to in consultation and cooperation with the other and as promptly as practicable and in no event later than fifteen (15) business days following the date of this Agreement, file (i) with the United States Federal Trade Commission and the Antitrust Division of the United States Department of Justice the notification and report form, if any, required under the HSR Act with respect to the Transactions, (ii) all appropriate documents, forms, filings or submissions required under any non-U.S. Antitrust Laws and (iii) with applicable Insurance Regulators, all documents, forms, filings or other submissions required under applicable Insurance Laws with respect to the Transactions. Any such filings shall be in material compliance with the requirements of applicable Law. If any of the approvals with respect to which any of the preceding clauses (i), (ii) or (iii) relate would require similar filings to be made by control persons of the Parent or the Company under applicable Law, each of the Parent and the Company shall cause each of their respective such control persons to make such filings and use reasonable best efforts to obtain such approvals. Each of the parties shall, in connection with the efforts referenced in Section 5.04(a), (w) furnish to the other party such necessary information and reasonable assistance as the other party may request in connection with its preparation of any documents, forms, filings or submissions contemplated by the first sentence of this Section 5.04(c), (x) give the other party reasonable prior notice of any such filings or submissions and, to the extent reasonably practicable, of any communication with, and any inquiries or requests for additional information from, any Governmental Authority regarding the Transactions, and provide the other party with a reasonable opportunity to review, comment on and discuss in advance, and consider in good faith the views of, and secure the participation of, the other party in connection with, any such filings, submissions, communications, inquiries or requests, (y) unless prohibited by applicable Law or by the applicable Governmental Authority, (A) not participate in or attend any meeting, or engage in any substantive conversation, with any Governmental Authority in respect of the Transactions without the other party (other than telephone calls regarding routine administrative matters), (B) give the other party reasonable prior notice of any such meeting or substantive conversation, (C) in the event one party is prohibited by applicable Law or by the applicable Governmental Authority from participating in or attending any such meeting or engaging in any such substantive conversation, to the extent permitted by applicable Law or such Governmental Authority, keep such party apprised with respect thereto, (D) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority and (E) furnish the other party with copies of all filings, submissions, substantive correspondence and substantive communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective

Representatives, on the one hand, and any Governmental Authority or members of any Governmental Authority’s staff, on the other hand, with respect to this Agreement and the Transactions (excluding any personally sensitive information) and (z) comply with any inquiry or request from any Governmental Authority as promptly as reasonably practicable with respect to this Agreement and the Transactions. Without limiting the foregoing, each of the Company and Parent shall give to the other prompt written notice if it, or any of its Affiliates, receives any notice or other communication from any Governmental Authority in connection with the Transactions contemplated hereby and, in the case of any such notice or communication that is in writing, shall promptly furnish the other party with a copy thereof. The parties agree not to extend, directly or indirectly, any waiting period under any applicable Antitrust Law or enter into any agreement with a Governmental Authority to materially delay or not to consummate the Merger or any of the other Transactions, except with the prior written consent of the other parties hereto, which shall not be unreasonably withheld, conditioned or delayed in the context of seeking such a delay.
(d)    Notwithstanding anything herein to the contrary, Parent shall not be obligated to take or refrain from taking, or to agree to it or its Affiliates taking or refraining from taking, any action, or to permit or suffer to exist any condition, limitation, restriction or requirement imposed by a Governmental Authority that, individually or in the aggregate with any other actions, conditions, limitations, restrictions or requirements, would or would reasonably be likely to have a material adverse effect on the business, condition (financial or otherwise), operations or results of operations of (i) Parent and its Subsidiaries, taken as a whole, or (ii) the Company and its Subsidiaries, taken as a whole (any such action, condition, limitation, restriction or requirement, a “Parent Burdensome Condition”), including, without limiting the foregoing, a Governmental Authority imposing Solvency II capital requirements on any United States Subsidiary of Parent that is not otherwise already subject to Solvency II capital requirements.  Without the prior written consent of Parent, the Company shall not, and shall cause the Company Insurance Subsidiaries and its other Affiliates not to, take or refrain from or to agree to the taking or refraining from any action or to permit or suffer to exist any restriction, condition, limitation or requirement that would or would reasonably be expected to result, individually or in the aggregate, in a Parent Burdensome Condition being imposed by a Governmental Authority. Notwithstanding the foregoing, prior to Parent being entitled to invoke a Parent Burdensome Condition, the parties and their respective Representatives shall meet and confer in good faith in order to (A) exchange and review their respective views and positions as to such Parent Burdensome Condition and (B) discuss and present to, and engage with, the applicable Governmental Authority regarding any potential approaches or workarounds that would avoid such Parent Burdensome Condition or mitigate its impact so it is no longer a Parent Burdensome Condition.
Section 5.05    Transfer Taxes. All share transfer, real estate transfer, documentary, stamp, recording and other similar Taxes (including interest, penalties and additions to any such Taxes) (“Transfer Taxes”) incurred in connection with the Transactions shall be paid by Parent or the Surviving Company, and, prior to the Effective Time, the Company shall cooperate with Parent in preparing, executing and filing any applicable Tax Returns with respect to such Transfer Taxes.
Section 5.06    Public Announcements; Other Communications. Parent and the Company shall consult with each other before issuing, and give each other the reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Transactions, and shall not (and shall not cause or permit their respective Subsidiaries or Representatives to) issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and in connection with any Adverse Recommendation Change in accordance with Section 5.02. The parties hereto agree that the initial press releases to be issued with respect to the Transactions following execution of this Agreement shall be in the form heretofore agreed to by the parties hereto. Notwithstanding the foregoing, the parties shall have no consultation or other obligation pursuant to this Section 5.06 with respect to any press release or other public statements related to any actual or contemplated litigation between or among the parties to this Agreement. The Company will consult with Parent prior to making any substantive internal announcements or other substantive communications to its employees or other constituents with respect to this Agreement or the Transactions and will give good faith consideration to reasonable comments proposed by Parent; provided that the Company shall not be required to consult with Parent prior to making any such announcements or communications if the substance thereof was publicly disclosed by Parent or previously subject to the foregoing requirements.
Section 5.07    Access to Information; Confidentiality. Subject to applicable Law, upon reasonable notice, the Company shall afford to Parent and Parent’s Representatives reasonable access during normal business hours to the Company’s officers, employees, agents, properties, books, Contracts and records and the Company shall furnish promptly to Parent and Parent’s Representatives such information concerning its business, personnel, assets, liabilities and properties as Parent may reasonably request; provided that Parent and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided further, however, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, waive the protection of an attorney-client privilege or other legal privilege or expose the Company to risk of liability for disclosure of sensitive or Personal Information. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it shall provide notice to Parent that it is withholding such access or information and shall use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege. All requests for information made pursuant to this Section 5.07 shall be directed to the Person designated by the Company. Until the Effective Time, the information provided will be subject to the terms of the confidentiality agreement dated as of May 30, 2018, by and between the Company and Parent (as may in the future be amended from time to time, the “Confidentiality Agreement”).
Section 5.08    Indemnification and Insurance.
(a)    From and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each, together with such Person’s heirs, executors and administrators, an “Indemnitee” and, collectively, the “Indemnitees”) with respect to all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any Action (whether civil, criminal, administrative or investigative), whenever asserted, based on or arising out of, in whole or in part, (A) the fact that an Indemnitee was a director or officer of the Company or such Subsidiary or (B) acts or omissions by an Indemnitee in the Indemnitee’s capacity as a director, officer, employee or agent of the Company or such Subsidiary or taken at the request of the Company or such Subsidiary (including in connection with serving at the request of the Company or such Subsidiary as a director, officer, employee, agent, trustee or fiduciary of another Person (including any employee benefit plan)), in each case under clause (A) or (B), at, or at any time prior to, the Effective Time (including any Action relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnitee), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and such Subsidiaries to the Indemnitees in respect of indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time as provided in the Company Organizational Documents and the organizational documents of such Subsidiaries as in effect on the date of this Agreement or in any agreement in existence as of the date of this Agreement providing for indemnification between the Company and any Indemnitee. Without limiting the foregoing, Parent, from and after the Effective Time, shall cause, unless otherwise required by applicable Law, the certificate of incorporation and by-laws of the Surviving Company to contain provisions no less favorable to the Indemnitees with respect to limitation of liabilities of directors and officers and indemnification than are set forth as of the date of this Agreement in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the Indemnitees. In addition, from the Effective Time, Parent shall cause the Surviving Company to, advance any expenses (including fees and expenses of legal counsel) of any Indemnitee under this Section 5.08 (including in connection with enforcing the indemnity and other obligations referred to in this Section 5.08) as incurred to the fullest extent permitted under applicable Law; provided that the individual to whom expenses are advanced provides an undertaking to repay such advances if it shall be finally determined by a court of competent jurisdiction that such Person is not entitled to be indemnified pursuant to this Section 5.08(a).
(b)    None of Parent or the Surviving Company shall settle, compromise or consent to the entry of any judgment in any threatened or actual litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.08 (each, a “Claim”) for which indemnification has been sought by an Indemnitee hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnitee from all liability arising out of such Claim or such Indemnitee otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Company and the Indemnitees shall cooperate in the defense of any Claim and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)    For the six (6)-year period commencing immediately after the Effective Time, the Surviving Company shall substitute the current directors’ and officers’ liability insurance of the Company and its Subsidiaries covering acts or omissions occurring at or prior to the Effective Time with respect to those individuals who are currently (and any additional individuals who prior to the Effective Time become) covered by the directors’ and officers’ liability insurance policies of the Company and its Subsidiaries with a “tail” policy, issued by reputable insurers, on terms and scope with respect to such coverage, and in amount, no less favorable to such individuals than those of such policies in effect on the date of this Agreement; provided, that, if the annual premium for such insurance shall exceed 300% of the current annual premium (such 300% threshold, the “Maximum Premium”), then Parent shall provide or cause to be provided a policy for the applicable individuals with the best coverage as shall then be available at an annual premium not in excess of the Maximum Premium. The Company may with the consent of Parent (not to be unreasonably withheld), and at the request of Parent shall (in which case, at Parent’s expense), prior to the Effective Time purchase, for an aggregate amount not to exceed the aggregate Maximum Premium for six (6) years, a six-year prepaid “tail” policy on terms and conditions providing at least substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters existing or occurring prior to the Effective Time, covering without limitation the Transactions. If such prepaid “tail” policy has been obtained by the Company, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 5.08(c) and the Surviving Company shall use its reasonable best efforts to cause such policy to be maintained in full force and effect, for its full term, and to honor all of its obligations thereunder.
(d)    The provisions of this Section 5.08 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under the Company Organizational Documents, by Contract or otherwise. The obligations of Parent and the Surviving Company under this Section 5.08 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 5.08 applies unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 5.08 applies shall be third-party beneficiaries of this Section 5.08).
(e)    In the event that Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates or amalgamates with or merges into any other Person and is not the continuing or surviving company or entity of such consolidation, amalgamation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company shall assume all of the obligations thereof set forth in this Section 5.08.
(f)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to or in substitution for any such claims under such policies.
Section 5.09    Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.10    Employee Matters.
(a)    For a period beginning at the Effective Time (or, for individuals who are not actively employed as of immediately prior to the Effective Time due to disability or other approved leave, the date such individual presents for active employment) and ending on the one (1) year anniversary thereof (the “Continuation Period”), Parent shall provide, or shall cause its applicable Subsidiaries to provide, each individual who continues to be employed by the Company or any of its Affiliates (including Parent and any of its Subsidiaries) following the Effective Time (each, a “Company Employee”) with (i) base salary, wages and target annual or quarterly cash incentive opportunities that are each no less favorable than the base salary, wages and target annual or quarterly cash incentive opportunities provided to such Company Employee by the Company and any of its Subsidiaries immediately prior to the Effective Time, (ii) long-term incentive opportunities for Company Employees who were eligible for a long-term incentive opportunity under a Company Plan immediately prior to the Effective Time, (iii) employee benefits (other than long-term incentive opportunities) that are substantially comparable in the aggregate to those provided to similarly situated employees of Parent and its Subsidiaries (other than the Company and any of its Subsidiaries) from time to time, and (iv) severance benefits determined using a formula that is no less favorable than the greater of (A) the severance formula applicable to such Company Employee by the Company or any of its Subsidiaries immediately prior to the Effective Time and (B) the severance formula applicable to similarly situated employee of Parent and its Subsidiaries. For a period beginning at the Effective Time and ending on December 31, 2019, Parent shall, or its applicable Subsidiaries shall, ensure that the premium cost for Company Employees in the aggregate of Company sponsored medical, dental and vision coverage is not materially greater than the premium cost for Company Employees in the aggregate of employer-sponsored medical, dental and vision immediately prior to the Effective Time. Prior to the Effective Time, the Company shall, and shall cause all of its Affiliates to, adopt such resolutions and amendments, and use commercially reasonable efforts to take all such other actions as may be required or desirable, to provide that each Company Plan and any other employee benefit plan, program, policy or arrangement (other than any Foreign Plans and except as provided in Section 5.10(b)) shall terminate effective as of immediately prior to the Effective Time and in each case, conditioned upon the Closing; provided, however, that, notwithstanding the foregoing, the Company shall, irrevocably take all actions required to terminate and liquidate The Navigators Group, Inc. Non-Qualified Deferred Compensation Plan in accordance with the terms of the Plan and the provisions of Treas. Reg. § 1.409A-3(j)(4)(ix) immediately prior to the Effective Time and to terminate each Qualified Plan effective as of the day immediately prior to the Closing Date, in each case conditioned upon the Closing.

(b)    Without limiting the generality of Section 5.10(a), from and after the Effective Time, Parent shall, or shall cause its Subsidiaries to, assume and honor in accordance with their terms (including any amendment and termination provisions thereof), any Company Plan that is an employment agreement or a retention plan or program maintained by the Company or any of its Subsidiaries, in each case, as in effect as of the date of this Agreement and listed on Section 5.10(b) of the Company Disclosure Letter.
(c)    With respect to any accrued but unused paid time off to which any Company Employee is entitled pursuant to the paid time off policy or individual agreement or other arrangement applicable to such Company Employee immediately prior to the Effective Time (the “PTO Policy”), and as made available to Parent pursuant to Section 5.10(h), Parent shall, or shall cause its Subsidiaries to, (i) allow such Company Employee to use such accrued paid time off consistent with the PTO Policy for use of paid time off,  (ii) if any Company Employee’s employment involuntarily terminates or the Company Employee retires during the Continuation Period, pay the Company Employee, in cash, an amount equal to the value of the accrued unused paid time off, to the same extent that the Company Employee would have received a cash payment therefor under the PTO Policy immediately prior to the Effective Time had his or her employment terminated immediately prior to the Effective Time, and (iii)  if any Company Employee  voluntarily terminates employment or is terminated for Cause (as that term is defined in the Hartford Severance Pay Plan) during the Continuation Period, pay the Company Employee in cash, an amount equal to no greater than the value of up to forty (40) hours of accrued but unused paid time off (except to the extent required by applicable law).
(d)    With respect to all employee benefit plans of Parent and its Subsidiaries providing any benefits to any Company Employee after the Effective Time, including any “employee benefit plan” (as defined in Section 3(3) of ERISA) (including any paid time off and severance plans), for purposes of determining eligibility to participate, level of benefits, and vesting (and excluding benefit accruals and early retirement subsidies under any defined benefit pension plan and eligibility for post-retirement welfare benefits), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Subsidiary for a similar purpose) as made available to Parent pursuant to Section 3.11(e) shall be treated as service with the Parent and its Subsidiaries; provided, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits or compensation for the same period of service.
(e)    Parent shall, or shall cause its Subsidiaries to, use reasonable best efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, “actively at work” requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, “actively at work” requirements and waiting periods would not have been satisfied or waived under the comparable Company Plan immediately prior to the Effective Time. Parent shall, or shall cause its Subsidiaries to, use reasonable best efforts to, recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee

(and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time and to credit each Company Employee under a cafeteria plan (within the meaning of section 125 of the Code) maintained by Parent or its Subsidiaries with an amount equal to such Company Employee’s balance (positive or negative) under the health care flexible spending account and/or dependent care spending account under the cafeteria plan maintained by the Company immediately prior to the Effective Time; provided that, in each case, the Company provides Parent with all information reasonably requested by Parent, in the electronic format reasonably requested by Parent, in order for Parent to comply with the foregoing.
(f)    Each Company Employee who participates in the Company Annual Incentive Plan in respect of the Company’s fiscal year 2018 shall be eligible for a payment no less than that due with respect to such Company Employee’s annual bonus under such plan in accordance with the terms thereof calculated based on actual performance for such period (or, if the Effective Time occurs prior to the end of such period, based on actual performance from January 1, 2018 through the Effective Time, without proration for the portion of the period after the Effective Time), provided and to the extent that the Company shall have fully accrued therefor as of the Effective Time.  If the Effective Time occurs on or after January 1, 2019, each Company Employee who, immediately prior to the Effective Time, participates in the Company Annual Incentive Plan in respect of the Company’s fiscal year 2019, shall (i) be eligible for a payment no less than that due with respect to such Company Employee’s annual bonus under such plan in accordance with the terms thereof calculated based on actual performance as of the Effective Time and prorated for the portion for the period of time from the beginning of the performance period to the Effective Time, provided and to the extent that the Company shall have fully accrued therefor as of the Effective Time, and (ii) after the Effective Time, participate in an annual incentive plan maintained by Parent, subject to the terms of Section 5.10(a).
(g)    The provisions of this Section 5.10 are solely for the benefit of the parties to this Agreement, and no provision of this Section 5.10 is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise, (ii) require Parent, the Surviving Company or any of their respective Subsidiaries to continue any Company Plan beyond the time when it otherwise lawfully could be terminated or modified, (iii) restrict Parent, the Surviving Company or any of their respective Subsidiaries from amending or modifying any Company Plan in accordance with its terms and applicable Law, or (iv) provide any employee with any rights to continued employment. No current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement or have the right to enforce the provisions hereof.
(h)    Between the date of this Agreement and prior to the Effective Time, the Company shall use reasonable best efforts to provide Parent with information and access to information as reasonably requested by Parent to enable Parent and its Affiliates to onboard each Company Employee for purposes of payroll and benefits in accordance with the provisions of this Section 5.10.

(i)    All references in this Section 5.10 to the Effective Time shall be deemed to refer to 12:01 a.m. as of the day on which the Effective Time occurs.
Section 5.11    Notification of Certain Matters; Stockholder Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Actions commenced or, to such party’s Knowledge, threatened against such party which relates to this Agreement or the Transactions. Subject to applicable Law, each party shall give the other party the opportunity to participate, at such other party’s sole cost and expense, in the defense and settlement of any litigation by any stockholder of the Company against the first party or its directors relating to this Agreement or the Transactions, and no such settlement shall be agreed to without the prior written consent of Parent (which consent shall be subject to Parent’s sole discretion).
Section 5.12    Stock Exchange De-listing. Parent and the Company shall use their respective reasonable best efforts to cause the Company’s securities to be de-listed from the NASDAQ Global Select Market and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.
Section 5.13    Delivery of Fairness Opinions.
(a)    As promptly as practicable after the date of this Agreement (but, in any event, no later than two (2) business days after the date hereof), the Company shall furnish to Parent, for informational purposes only, a true and complete copy of the opinion of Moelis described in Section 3.23.
(b)    As promptly as practicable after the date of this Agreement (but, in any event, no later than the date that the section of the preliminary Proxy Statement describing the opinion of Goldman Sachs described in Section 3.23 is provided to Parent for its review pursuant to the last sentence of Section 5.03(a)), the Company shall furnish to Parent, for informational purposes only, a true and complete copy of the opinion of Goldman Sachs described in Section 3.23.
ARTICLE VI
CONDITIONS PRECEDENT
Section 6.01    Conditions to Each Party’s Obligation To Effect the Merger. The respective obligations of the Company, Parent and Merger Sub to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:
(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b)    Other Approvals. (i) Any waiting period (or extension thereof) applicable to the Transactions under the HSR Act shall have been terminated or shall have expired and (ii) the Consents of, or declarations, notifications or filings with, and the other terminations or expirations of waiting periods required from, the Governmental Authorities set forth in Section 6.01(b) of the Company Disclosure Letter shall have been filed, have occurred or been obtained (with respect to Parent’s and Merger Sub’s obligations only, without imposition of a Parent Burdensome Condition) (clauses (i) and (ii), collectively, the “Required Regulatory Approvals”), and all such Required Regulatory Approvals shall be in full force and effect.
(c)    No Injunctions or Restraints. No injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining or otherwise making illegal or prohibiting consummation of the Merger.
Section 6.02    Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.06(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date, (ii) set forth in Section 3.02(a) shall be true and correct in all respects other than de minimis inaccuracies therein, (iii) set forth in Section 3.02(b), Section 3.03(a), Section 3.03(b), Section 3.03(d), Section 3.14 and Section 3.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iv) set forth in this Agreement, other than those Sections specifically identified in clause (i), (ii) or (iii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iv), where the failure to be true and correct has not had or would not reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
(b)    Performance of Obligations and Agreements of the Company. The Company shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by it under this Agreement at or prior to the Effective Time, and Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
Section 6.03    Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.02(a), Section 4.02(b) and Section 4.07 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (ii) set forth in this Agreement, other than those Sections specifically identified in clause (i) of this Section 6.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (ii), where the failure to be true and correct has not had or would not reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.
(b)    Performance of Obligations and Agreements of Parent and Merger Sub. Parent and Merger Sub shall have performed or complied in all material respects with the obligations and agreements required to be performed or complied with by them under this Agreement at or prior to the Effective Time, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.
Section 6.04    Frustration of Closing Conditions. The Company may not rely on the failure of any condition set forth in Section 6.01 or Section 6.03 to be satisfied if the failure of the Company to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement, was a principal cause of or resulted in the failure of such condition to be satisfied. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 6.01 or Section 6.02 to be satisfied if the failure of Parent or Merger Sub to perform in all material respects any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement, was a principal cause of or resulted in the failure of such condition to be satisfied.
ARTICLE VII
TERMINATION
Section 7.01    Termination. This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval (except as otherwise expressly noted):
(a)    by the mutual written consent of the Company and Parent duly authorized by each of the Company Board and the Parent Board;
(b)    by either of the Company or Parent:
(i)    if the Merger shall not have been consummated on or before May 1, 2019 (as such date may be extended pursuant the first proviso to this Section 7.01(b)(i) and, if applicable, Section 8.08, the “Walk-Away Date”); provided, that if on such date the condition precedent to the consummation of the Merger and the other Transactions contemplated hereby set forth in Section 6.01(b) shall not have been satisfied but all other conditions precedent to the consummation of the Merger and the other Transactions contemplated hereby have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing are capable of being satisfied on that date), then the Walk-Away Date shall automatically be extended to July 1, 2019; provided, further, that the right to terminate this Agreement pursuant to this Section 7.01(b)(i) shall not be available to any party if the breach in any material respect by such party of its representations and warranties set forth in this Agreement or the failure in any material respect of such party to perform any of its obligations under this Agreement, including to use its reasonable best efforts to consummate the Transactions as required by and subject to the terms and conditions of this Agreement, has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing proviso);
(ii)    if any Restraint having the effect set forth in Section 6.01(c) shall be in effect and shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have performed in all material respects its obligations under this Agreement, including to use its reasonable best efforts to prevent the entry of and to remove such Restraint in accordance with its obligations under this Agreement; or
(iii)    if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;
(c)    by Parent:
(i)    if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement (other than as addressed in Section 7.01(c)(ii)), which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.02(a) or Section 6.02(b) and (B) is incapable of being cured prior to the Walk-Away Date, or if capable of being cured, has not been cured by the Company within thirty (30) days after the Company’s receipt of written notice of such breach or failure to perform from Parent stating Parent’s intention to terminate this Agreement pursuant to this Section 7.01(c)(i) and the basis for such termination (or in any event has not been cured by the Walk-Away Date); provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c)(i) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or
(ii)    prior to receipt of the Company Stockholder Approval, if (A) the Company Board makes or publicly proposes to make an Adverse Recommendation Change or (B) there shall have occurred any material Willful Breach of Section 5.02 or Section 5.03; or
(d)    by the Company:

(i)    if Parent or Merger Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 6.03(a) or Section 6.03(b) and (B) is incapable of being cured prior to the Walk-Away Date, or if capable of being cured, has not been cured by Parent or Merger Sub within thirty (30) days after Parent’s receipt of written notice of such breach or failure to perform from the Company stating the Company’s intention to terminate this Agreement pursuant to this Section 7.01(d)(i) and the basis for such termination (or in any event has not been cured by the Walk-Away Date); provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or
(ii)    prior to receipt of the Company Stockholder Approval in connection with entering into a Company Acquisition Agreement in accordance with clause (ii)(B) of Section 5.02(f); provided that prior to or simultaneously with such termination the Company pays the amounts due under Section 7.03 in accordance with the terms thereof.
Section 7.02    Effect of Termination. In the event of the termination of this Agreement as provided in Section 7.01, written notice thereof shall be given to the other party or parties hereto, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than this Section 7.02, Section 7.03, ARTICLE VIII, the Confidentiality Agreement and the last sentence of Section 5.07, all of which shall survive termination of this Agreement), and there shall be no liability on the part of Parent, Merger Sub, the Company or their respective directors, officers and Affiliates, except (a) as liability may exist pursuant to the provisions specified in the immediately preceding parenthetical that survive such termination and (b) that no such termination shall relieve any party from liability for any Willful Breach by such party of any representation, warranty, covenant or agreement set forth in this Agreement or fraud; provided that if either party receives any payments for damages pursuant to this Section 7.02 from another party in respect of any such Willful Breach and also receives any payment pursuant to Section 7.03, the amount of such payments for damages made by the applicable party in respect of any such Willful Breach shall be reduced by the amount of such payment pursuant to Section 7.03.
Section 7.03    Termination Fee.
(a)    The Company shall pay to Parent a nonrefundable fee of $68,250,000 in the event that:
(i)    (A)(1) a bona fide Acquisition Proposal shall have been publicly made or proposed after the date of this Agreement and not withdrawn at least three (3) business days prior to the Company Stockholders Meeting in the case of a termination pursuant to Section 7.01(b)(iii) or (2) a bona fide Acquisition Proposal shall have been publicly made or proposed or otherwise made to the Company or the Company Board after the date of this Agreement and not withdrawn at least three (3) business days prior to the termination date in the case of a termination pursuant to Section 7.01(b)(i) or Section 7.01(c)

(i), (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(i) (at a time when the conditions set forth in Section 6.01(b) have been satisfied but the Company Stockholder Approval has not been obtained) or Section 7.01(b)(iii) or by Parent pursuant to Section 7.01(c)(i) and (C) within twelve (12) months of the date this Agreement is terminated, the Company consummates any Acquisition Proposal or enters into a definitive agreement with respect to any Acquisition Proposal that is thereafter consummated; provided that for purposes of clause (C) of this Section 7.03(a)(i), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”;
(ii)    this Agreement is terminated by the Company pursuant to Section 7.01(d)(ii); or
(iii)    this Agreement is terminated by Parent pursuant to Section 7.01(c)(ii);
provided, that in the event this Agreement is terminated by either Parent under Section 7.01(c)(ii)(A) following an Adverse Recommendation Change in response to a Superior Proposal or the Company under Section 7.01(d)(ii), in either case, prior to the end of the Go-Shop Period or in connection with entering into a Company Acquisition Agreement with an Excluded Party, the nonrefundable fee payable by the Company pursuant to this Section 7.03(a) shall instead be an amount equal to $42,000,000. The Company shall pay any fee due under this Section 7.03(a) (the “Company Termination Fee”) to Parent or its designee by wire transfer of same-day funds (x) in the case of Section 7.03(a)(iii), within two (2) business days after such termination, (y) in the case of Section 7.03(a)(ii), prior to or simultaneously with such termination or (z) in the case of Section 7.03(a)(i), two (2) business days after the consummation of such Acquisition Proposal; it being understood that in no event shall the Company be required to pay the Company Termination Fee more than once.
(b)    In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.01(b)(iii), then the Company shall pay to Parent Parent’s Expenses by wire transfer of same-day funds within two (2) business days after such termination, it being understood that in no event shall the payment for Expenses under this Section 7.03(b) exceed $7,000,000 (the “Expense Cap Amount”); provided that in the event that the Company Termination Fee shall become payable pursuant to Section 7.03(a), any amount previously paid by the Company pursuant to this Section 7.03(b) shall be credited against the amount of the Company Termination Fee due pursuant to Section 7.03(a).
(c)    In the event that Parent or its designee shall receive full payment of the Company Termination Fee pursuant to Section 7.01(a), together with any reimbursement of applicable expenses pursuant to Section 7.03(b), the receipt of the Company Termination Fee and the expenses referred to in Section 7.03(b) shall be, except as provided in Section 7.02, the sole and exclusive remedy for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the Transactions (and the abandonment thereof) or any matter forming the basis for such termination. Except as provided in Section 7.02, upon payment by the Company of the

Company Termination Fee and, if applicable, the reimbursement of such expenses, neither the Company nor any of its Affiliates shall have any further liability or obligation (under this Agreement or otherwise) relating to or arising out of this Agreement or any of the Transactions, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any Action against the Company or any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination.
(d)    Each of the parties hereto acknowledges that the agreements contained in this Section 7.03 are an integral part of the Transactions, and that without these agreements, the other parties hereto would not enter into this Agreement; accordingly, if the Company or Parent, as applicable fails to timely pay any amount due pursuant to this Section 7.03, and, in order to obtain the payment, the other party commences an Action which results in a judgment against the first party for the payment set forth in this Section 7.03, the first party shall pay the other party for its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Action, together with interest on such amount at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.
ARTICLE VIII

MISCELLANEOUS
Section 8.01    No Survival of Representations and Warranties. This ARTICLE VIII and the agreements of the Company, Parent and Merger Sub contained in ARTICLE II and in Section 5.08 and Section 5.10 shall survive the Effective Time. No other representations, warranties, obligations or agreements in this Agreement shall survive the Effective Time.
Section 8.02    Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval, only by written agreement of the parties hereto, approved by the Parent Board and the Company Board; provided, that following receipt of the Company Stockholder Approval, there shall be no amendment or change to the provisions hereof which by applicable Law would require further approval by the holders of Company Shares without such approval.
Section 8.03    Extension of Time, Waiver, Etc.. At any time prior to the Effective Time, Parent and the Company may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of the other party, (b) extend the time for the performance of any of the obligations or acts of the other party or (c) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions (it being understood that Parent and Merger Sub shall be deemed a single party for purposes of the foregoing). Notwithstanding the immediately preceding sentence, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.
Section 8.04    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties hereto without the prior written consent of the other parties hereto. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the immediately preceding two sentences, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 8.04 shall be null and void.
Section 8.05    Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail), each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.
Section 8.06    Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with any Exhibits and Schedules attached hereto, the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement and the Voting Agreement (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties hereto and their Affiliates, or any of them, with respect to the subject matter hereof and thereof, and (b) are not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder, except for: (i) if the Effective Time occurs, (A) the right of the holders of Company Shares to receive the Merger Consideration payable in accordance with Section 2.01 and Section 2.02 and (B) the right of the holders of Company Awards as set forth in Section 2.03 and Section 2.04, and (ii) the provisions set forth in Section 5.08 of this Agreement. Notwithstanding the foregoing, the Company shall have the right to seek on behalf of the holders of Company Shares and Company Awards, through an Action brought by the Company, damages from Parent in the event of a breach of this Agreement by Parent in respect of amounts that would have been recoverable by such holders under the circumstances of the applicable breach if all such holders brought an action against Parent and were recognized as third party beneficiaries hereunder. The representations and warranties in this Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with Section 8.03 without notice or liability to any other Person. Persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 8.07    Governing Law; Jurisdiction.
(a)    This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to Contracts executed in and to be performed entirely within that state, regardless of the Laws that might otherwise govern under any applicable conflict of Laws principles.

(b)    All Actions arising out of or relating to the interpretation and enforcement of the provisions of this Agreement and in respect of the Transactions shall be heard and determined in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. The parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Actions and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 8.07(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any Action arising out of or relating to this Agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.11 of this Agreement. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, that nothing contained in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.
Section 8.08    Specific Enforcement. The parties hereto agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate this Agreement, subject to the terms and conditions of this Agreement. The parties acknowledge and agree that (a) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof (including, for the avoidance of doubt, the right of the Company to cause the Merger to be consummated on the terms and subject to the conditions set forth in this Agreement) in the courts described in Section 8.07(b) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement and (b) the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.08 shall not be required to provide any bond or other security in connection with any such order or injunction. If, prior to the Walk-Away Date, any party hereto brings any Action, in each case, in accordance with this Section 8.08, to enforce specifically the performance of the terms and provisions hereof by any other party, the Walk-Away Date shall automatically be extended (x) for the period during which such Action is pending, plus ten (10) business days or (y) by such other time period established by the court presiding over such Action, as the case may be.

Section 8.09    WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (C) IT MAKES SUCH WAIVER VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.09.
Section 8.10    Remedies. Except as otherwise provided in this Agreement, any and all remedies expressly conferred upon a party to this Agreement shall be cumulative with, and not exclusive of, any other remedy contained in this Agreement, at law or in equity. The exercise by a party to this Agreement of any one remedy shall not preclude the exercise by it of any other remedy.
Section 8.11    Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed), emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:
If to Parent or Merger Sub, to:
The Hartford Financial Services Group, Inc.
One Hartford Plaza
Hartford, CT 06155
Attention: Chief Financial Officer, General Counsel
Facsimile: 855-388-6397
Email: beth.bombara@thehartford.com
david.robinson@thehartford.com
mergers@thehartford.com

with a copy (which shall not constitute notice) to:
Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Stephen G. Rooney
Andrew J. Noreuil
Facsimile: 212-849-5632

312-706-8183
Email: srooney@mayerbrown.com
anoreuil@mayerbrown.com

If to the Company, to:
The Navigators Group, Inc.
400 Atlantic Street, 8th Floor
Stamford, CT 06901
Attention: Emily B. Miner
SVP & General Counsel
Facsimile: 203-658-1825
Email: eminer@navg.com

with copies (which shall not constitute notice) to:
Sidley Austin LLP
787 Seventh Avenue
New York, NY 10019
Attention: Michael A. Gordon
Kirk Lipsey
Gabriel Saltarelli
Facsimile: 212-839-5599
Email: mgordon@sidley.com
klipsey@sidley.com
gsaltarelli@sidley.com

or such other address, email address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding business day in the place of receipt.
Section 8.12    Severability. If any term, condition or other provision of this Agreement is finally determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party or such party waives its rights under this Section 8.12 with respect thereto. Upon such determination that any term, condition or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate to attempt to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.13    Definitions.
(a)    As used in this Agreement, the following terms have the meanings ascribed thereto below:
“Action” means legal actions, causes of action, claims, demands, controversies, disputes, arbitrations, hearings, charges, complaints, investigations, examinations, indictments, litigations, suits or other civil, criminal, administrative or investigative proceedings.
“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by Contract or otherwise.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable non-U.S. antitrust or competition Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Applicable SAP” means, with respect to any Company Insurance Subsidiary, the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the applicable Insurance Regulator under the Insurance Law of such Company Insurance Subsidiary’s domiciliary jurisdiction, including, where applicable, the requirements of the Insurance Accounts Directive (Lloyd’s Syndicate and Aggregate Accounts) Regulations 2008 and the Syndicate Accounting Byelaw (No. 8 of 2005).
“Appraisal Shares” means Company Shares held by a holder of Company Shares who (a) did not vote in favor of the Merger, (b) complied with all of the provisions of the DGCL concerning the right of holders of Company Shares to require appraisal of their Company Shares pursuant to the DGCL and (c) did not fail to exercise such right to appraisal or deliver an Appraisal Withdrawal.
“Australian Credit Facility” means the Letter of Credit Facility, dated November 2, 2016, as amended, by and between Navigators Underwriting Agency Limited and Barclays Bank PLC.
“Bail Bond Facility” means the Bail Bond Facility, dated February 22, 2012, as amended, by and between Navigators Insurance Company and ING Bank N.V., London Branch.
“Bilateral Facility” means the Funds at Lloyd’s Letter of Credit Agreement, dated as of November 20, 2015, as amended on November 7, 2016, by and between the Company and ING Bank N.V., London Branch.

“business day” means a day except a Saturday, a Sunday or other day on which the SEC or banks in the City of New York are authorized or required by Law to be closed.
“Club Facility” means the Third Amended and Restated Funds at Lloyd’s Letter of Credit Agreement, dated as of November 7, 2016, by and among the Company, the lenders named therein and ING Bank N.V., London Branch, as Administrative Agent and Letter of Credit Agent.
“Company Annual Incentive Plan” means the Company’s Annual Incentive Plan.
“Company Award” means each 2019 Vesting Company Award, each 2020 Vesting Company Award, each 2019 Company New Award, each Company Restricted Share, and each Cash Award that was granted under the Company Stock Plan and that is outstanding immediately prior to the Effective Time.
“Company By-Laws” means the Company’s Amended and Restated By-Laws, as amended to the date of this Agreement.
“Company Charter” means the Company’s Certificate of Incorporation, as amended to the date of this Agreement.
“Company Lease” means any lease, sublease, sub-sublease, license and other agreement under which the Company or any of its Subsidiaries leases, subleases, licenses, uses or occupies (in each case whether as landlord, tenant, sublandlord, subtenant or by other occupancy arrangement), or has the right to use or occupy, now or in the future, any Real Property.
“Company Organizational Documents” means the Company Charter and the Company By-Laws.
“Company Pension Plan” means a Company Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA.
“Company Plan” means each plan, program, policy, agreement or other arrangement that is (i) an employee welfare plan within the meaning of Section 3(1) of ERISA, (ii) an employee pension benefit plan within the meaning of Section 3(2) of ERISA, (iii) a share option, share purchase, share appreciation right or other share-based compensation agreement, program or plan, (iv) an individual employment, consulting, severance, retention, change-in-control or other similar agreement between such Person and the Company or any of its Subsidiaries or (v) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, paid time off, severance or termination pay, benefit or fringe-benefit plan, program, policy, agreement or other arrangement, in each case, that is (A) sponsored, maintained or contributed to by the Company or any of its Subsidiaries (or to which the Company or any of its Subsidiaries is obligated to contribute to) and (B) for the benefit of current or former directors, officers, employees or independent contractors of the Company or any of its Subsidiaries, but excluding in each case, any such plan, program, policy, agreement or other arrangement required by applicable Law, sponsored by a Governmental Authority, that is a Foreign Plan or that is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA).

“Company Stock Plan” means The Navigators Group, Inc. Second Amended and Restated 2005 Stock Incentive Plan, as may be amended or restated from time to time.
“Company Stock Purchase Plan” means The Navigators Group, Inc. Amended and Restated Employee Stock Purchase Plan.
“Consent” means any consent, waiver, approval, license, Permit, order, non-objection or authorization.
“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, sublease, license, contract or other agreement.
“Council” means the Council of Lloyd’s as constituted by the Lloyd’s Act 1982, including its delegates and persons by whom it acts.
“Environmental Law” means any Law regulating or relating to the protection of human health from exposure to any chemical substance, natural resource damages or the protection of the environment, including Laws relating to the protection of wetlands, pollution or the use, generation, management, handling, “transport”, “treatment”, “disposal”, “storage”, or “release” of “hazardous substances” (as those terms are defined in CERCLA).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“EU Personal Data” means personal data that is subject to the GDPR.
“Excluded Party” means any Person or group from which the Company has received, after the execution of this Agreement and prior to the No-Shop Period Start Date, a written Acquisition Proposal that (a) the Company Board determines, prior to the No-Shop Period Start Date, in good faith, after consultation with its outside legal counsel and a financial advisor of internationally recognized reputation, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (b) remains pending as of, and shall not have been withdrawn or otherwise abandoned prior to, the No-Shop Period Start Date; provided, that any such Person or group shall cease to be an Excluded Party (i) immediately upon the withdrawal or termination of the Acquisition Proposal submitted by such Excluded Party (unless, prior to or concurrently with such withdrawal or termination, such Person or group has made another Acquisition Proposal that has not been withdrawn or terminated) or (ii) provided that a withdrawal or termination described in the preceding clause (i) has not earlier occurred, then immediately upon the later to occur of (A) 5:00 p.m. (New York City time) on the tenth (10th) day immediately following the No-Shop Period Start Date (the “Scheduled Cut-off Time”) and (B) in the event that the Company shall have given Parent a Company Notice prior to the Scheduled Cut-off Time with respect to a Superior Proposal from such Person or group and the Scheduled Cut-off Time is earlier than 5:00 p.m. (New York City time) on the second (2nd) business day immediately following expiration of the notice period required under Section 5.02(f) with respect to such Company Notice (the “Extended Cut-off Time”), the Extended Cut-off Time; provided, further, that in the event that, after the expiration of the notice period required under Section 5.02(f) with respect to such Company Notice and before the Extended Cut-off Time, the Company gives Parent an additional Company

Notice with respect to a Superior Proposal from such Person or group, the Extended Cut-off Time will be extended to 5:00 p.m. (New York City time) on the second (2nd) business day immediately following expiration of the notice period required under Section 5.02(f) with respect to such additional Company Notice, it being understood that the Extended Cut-off Time may be so extended multiple times and will be so extended in response to each such additional Company Notice so given by the Company.
“Expenses” means, with respect to any Person, all reasonable and documented out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants to such Person and its Affiliates) incurred by such Person or on its behalf in connection with or related to the evaluation, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Merger, the solicitation of shareholder approvals, the filing of any required notices under the HSR Act or other Antitrust Laws or Insurance Laws, any filing with, and obtaining of any necessary action or non-action, consent or approval from any Governmental Authority, engaging the services of the Paying Agent, obtaining third party consents, any other filings with the SEC and all other matters, in each case, in connection with the Merger and the other Transactions.
“FASB” means the Financial Accounting Standards Board.
“Foreign Employment Contract” means (i) an individual employment consulting, severance, retention, change-in-control or other similar agreement or (ii) a bonus, incentive, deferred compensation, profit-sharing, retirement, post-retirement, paid time off, severance or termination pay, or benefit plan, program, policy, agreement or other arrangement, in each case, that is operated by the Company or any of its Subsidiaries for the benefit of current officers, employees or independent contractors of the Company or any of its Subsidiaries whose primary place of employment is outside of the United States.
“Foreign Plan” means employee benefit plan, policy, agreement or arrangement, in each case, that is (i) sponsored, maintained or contributed to by the Company or any of its Subsidiaries (or to which the Company or any of its Subsidiaries is obligated to contribute to or has a contingent liability to contribute to) and (ii) for the benefit of current or former directors, officers, employees or independent contractors of the Company or any of its Subsidiaries whose primary place of employment is or was outside of the United States, but excluding in each case, any such plan, program, policy, agreement or other arrangement required by applicable Law (other than a pension arrangement used for the purpose of auto-enrollment in the United Kingdom), that is sponsored by a Governmental Authority. For the avoidance of doubt, (A) collective bargaining agreements with national or industry-wide unions outside the United States, and arrangements related thereto or arising therefrom, shall not be considered Foreign Plans or Company Plans and (B) any employee benefit plan, policy, agreement or arrangement that covers both (I) current and/or former employees or other service providers whose primary place of employment is in the United States and (II) current and/or former employees or other service providers whose primary place of employment is outside the United States shall be considered a Company Plan and shall not be considered a Foreign Plan.

“Franchise Board” means the Franchise Board established by the Council or any subcommittee or officer or employee of Lloyd’s authorized by the Council or Franchise Board to discharge the duties and functions or to exercise the powers and discretions specified in such authorization.
“GAAP” means generally accepted accounting principles in the United States, consistently applied.
“Governmental Authority” means any government, court, regulatory or administrative agency, arbitral body or self-regulated entity, tribunal, commission or authority or other legislative, executive or judicial governmental entity, whether federal, national, provincial, state, local, foreign or multinational, including Lloyd’s.
“HealthCare Reform Laws” means, collectively, the Patient Protection and Affordable Care Act, Pub. L. No. 111-148 and the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, and the regulations and guidance issued thereunder.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.
“Insurance Law” means all Laws applicable to the business of insurance or reinsurance or the regulation of insurance or reinsurance companies, whether federal, national, provincial, state, local, foreign or multinational, and all applicable orders, directives of, and market conduct recommendations resulting from market conduct examinations of, Insurance Regulators.
“Insurance Regulators” means all Governmental Authorities regulating the business of insurance or reinsurance, or regulating insurance or reinsurance companies, under Insurance Laws.
“Intellectual Property” means all intellectual property and other similar rights in any jurisdiction, whether registered or unregistered, including such rights in and to any: (i) patent (including all reissues, divisions, continuations, continuations-in-part, re-examinations, substitutions and extensions thereof) and invention disclosure; (ii) trademark, servicemark, trade name, business name, brand name, domain name, social media identifier or account, logo, slogan, trade dress, design right and other similar designations of source or origin, including any and all goodwill associated therewith; (iii) copyright and copyrightable subject matter and database rights, including in software; and (iv) trade secret, know-how and other information of a confidential nature, in each case, together with any registrations or applications to register any of the foregoing.
“IRS” means the U.S. Internal Revenue Service.
“Knowledge” means, (i) with respect to the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13 of the Company Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge, as of the date of this Agreement, of the individuals listed on Section 8.13 of the Parent Disclosure Letter.

“Liens” means any pledges, liens, claims, options, charges, mortgages, encumbrances, leases, licenses, hypothecations, conditions, covenants, restrictions, option to purchase or lease or otherwise acquire any interest, right of first refusal or offer, conditional sales or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect, transfer restrictions or security interests of any kind or nature.
“Lloyd’s” means the Council and Society and Corporation of Lloyd’s created and governed by the Lloyd’s Act 1871 to 1982 of England and Wales, including for the avoidance of doubt the Franchise Board.
“Material Adverse Effect” means any effect, change, event, circumstance, development or occurrence that, individually or in the aggregate with all other events, circumstances, developments, changes and effects, (a) has a material adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (b) would prevent or materially impair or delay the ability of the Company to consummate the Merger or perform its obligations hereunder; provided, that, for purposes of clause (a) only, none of the following, and no effect, change, event, circumstance, development or occurrence arising out of, or resulting from, the following, shall constitute or be taken into account, individually or in the aggregate, in determining whether a Material Adverse Effect has occurred or may occur: any effect, change, event, circumstance, development or occurrence that results from (i) changes, events or conditions generally affecting the insurance or risk management industries in the geographic regions or product markets in which the Company and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk, (ii) general economic or regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions in any jurisdiction, (iii) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period, (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism (including cyber-terrorism) or man-made disaster, or any escalation or worsening of any such hostilities, acts of war (whether or not declared), sabotage, terrorism or man-made disaster, (v) any volcano, tsunami, pandemic, hurricane, tornado, windstorm, flood, earthquake or other natural disaster or any conditions resulting from such natural disasters, (vi) the execution and delivery of this Agreement or the public announcement, pendency or performance of the Transactions, including any action with respect to the Transactions and including the impact thereof on the relationships of the Company or any of its Subsidiaries with employees, customers, insureds, policyholders, brokers, agents, financing sources, business partners, service providers, or reinsurance providers (but taking into account any action by any such Person not arising from such execution, delivery, announcement, pendency or performance), (vii) any change or announcement of a potential change, in and of itself, in the Company’s or any of its Subsidiaries’ credit, financial strength or claims paying ratings or the ratings of any of the Company’s or its Subsidiaries’ businesses, (viii) any change, in and of itself, in the market price, credit ratings or trading volume of the Company’s or any of its Subsidiaries’ securities, (ix) any change in applicable Law, regulation, GAAP (or authoritative interpretation thereof) or Applicable SAP, including accounting and financial reporting pronouncements by the SEC, the National Association of Insurance Commissioners, any Insurance Regulator and the FASB or (x) any action expressly required to be taken by the Company, or that the Company is expressly required to cause one of its Subsidiaries to take, pursuant to, or any failure of the Company or any of its Subsidiaries to take an action expressly prohibited by, the terms of this Agreement (but only if Parent has refused, after a timely request by the Company, to provide a waiver to the applicable prohibition or requirement in this Agreement) (it being understood that the exceptions in clauses (iii), (vii) and (viii) shall not prevent or otherwise affect a determination that the underlying cause of any such failure or change referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (i) through (x) hereof) is a Material Adverse Effect); provided further, however, that any effect, change, event, circumstance, development or occurrence referred to in clauses (i), (ii), (iv), (v) or (ix) may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect, change, event, circumstance, development or occurrence has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants engaged primarily in the insurance or risk management industries in the geographic regions or product markets in which the Company and its Subsidiaries operate or underwrite insurance or reinsurance or manage risk (in which case the disproportionate effect or effects may be taken into account in determining whether or not a Material Adverse Effect has occurred).
“Parent Disclosure Letter” means the disclosure letter delivered by Parent and Merger Sub to the Company on the date of this Agreement.
“Parent Material Adverse Effect” means any effect, change, event, circumstance, development or occurrence that would, individually or in the aggregate, prevent or materially impair or delay the ability of Parent or Merger Sub to consummate the Merger or perform its obligations hereunder.
“Permitted Liens” means (i) statutory Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings and in either case for which adequate reserves have been maintained in accordance with GAAP and Applicable SAP, (ii) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Liens granted or which arise in the ordinary course of business, (iii) Liens securing payment, or any obligation, of the Company or its Subsidiaries with respect to outstanding Indebtedness so long as there is no default under such Indebtedness, (iv) Liens granted in the ordinary course of the insurance or reinsurance business of the Company or its Subsidiaries on cash and cash equivalent instruments or other investments, including Liens granted (A) in connection with (1) pledges of such instruments or investments to collateralize letters of credit delivered by the Company or its Subsidiaries, (2) the creation of trust funds for the benefit of ceding companies, (3) underwriting activities of the Company or its Subsidiaries, (4) deposit liabilities, (5) statutory deposits, (6) ordinary-course securities lending and short-sale transactions and (B) with respect to investment securities held in the name of a nominee, custodian or other record owner, (v) pledges or deposits by the Company or any of its Subsidiaries under workmen’s compensation Laws, unemployment insurance Laws or similar legislation, or good faith deposits in connection with bids, tenders, Contracts (other than for the payment of Indebtedness) or leases to which such entity is a party, or deposits to secure public or statutory obligations of such entity or to secure surety or appeal bonds to which such entity is a party, or deposits as security for contested Taxes, in each case incurred or made in the ordinary course of business, (vi) gaps in the chain of title evident from the records of the relevant Governmental Authority maintaining such records, (vii) licenses granted to third parties in the ordinary course of business by the Company or its Subsidiaries, (viii) Liens created by or through the actions of Parent or any of its Affiliates, (ix) Liens discharged at or prior to the Effective Time, (x) transfer restrictions imposed by Law and (xi) such other Liens or imperfections that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection.
“Person” means an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or any other entity, including a Governmental Authority.
“Personal Information” means any information or data that, alone or together with any other information or data (a) can be used to identify, directly or indirectly, an individual, or (b) can be used to authenticate such individual.
“Real Property” means all land, buildings, improvements and fixtures erected thereon and all appurtenances related thereto.
“Representatives” means, with respect to any Person, its officers, directors, employees, consultants, agents, financial advisors, investment bankers, attorneys, accountants and other advisors, and other representatives.
“Senior Notes” means the 5.75% Senior Notes due October 15, 2023 as governed by the Second Supplemental Indenture, dated as of October 4, 2013, between the Company and The Bank of New York Mellon, as Trustee (as successor to JPMorgan Chase Bank, N.A.) under the Indenture, dated as of April 17, 2006 between the Company and JPMorgan Chase Bank, N.A.
“Subsidiary” when used with respect to any party, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing more than 50% of the equity or more than 50% of the ordinary voting power (or, in the case of a partnership, more than 50% of the general partnership interests) are, as of such date, owned by such party or one or more Subsidiaries of such party or by such party and one or more Subsidiaries of such party.
“UK Pension Plan” means a Foreign Plan that is a pension scheme (as that term is defined in Section 1 of the UK Pension Schemes Act 1993) and which is subject to the Laws of the United Kingdom.
“Tax” means all U.S. and non-U.S. federal, national, provincial, state or local taxes, charges, fees, levies, duties, customs, tariffs, imposts, or other similar assessments or liabilities in the nature of taxes, including income, gross receipts, premium, capital, ad valorem, value-added, excise, Real Property, personal property, sales, use, severance, stamp, transfer, withholding, employment, payroll, occupation, social security, unemployment, inventory, capital stock, license, estimated and franchise taxes imposed by a Governmental Authority, together with any interest, penalties, fines, assessments or additions to tax imposed with respect to such amounts.

“Tax Returns” means all reports, returns, declarations, statements, questionnaire, certificate, report, bill, claim for refund or other information supplied or required to be supplied to a Governmental Authority relating to Taxes or any election, declaration, schedule or attachment thereto, or any amendment thereof.
“Willful Breach” shall mean a material breach that is caused by an action or omission to act where both of the following conditions exist: (a) the action or omission to act was itself deliberate; and (b) such deliberate Action or omission to act was taken or omitted to be taken by a Person with knowledge that such act or omission to act would constitute a breach of this Agreement.
(b)    The following terms are defined in the section of this Agreement set forth after such term below:

Terms Not Defined in Section 8.13(a)	Section
2019 New Company Awards	Section 2.03(a)(iii)
2019 Vesting Company Awards	Section 2.03(a)(i)
2020 Vesting Company Awards	Section 2.03(a)(ii)
Acceptable Confidentiality Agreement	Section 5.02(h)(i)
Acquisition Proposal	Section 5.02(h)(ii)
Adverse Recommendation Change	Section 5.02(e)
Agreement	Preamble
Anti-Money Laundering Laws	Section 3.08(c)
Appraisal Withdrawal	Section 2.05(a)
Bankruptcy and Equity Exception	Section 3.03(a)
Book-Entry Share	Section 2.01(c)
Capitalization Date	Section 3.02(a)
Cash Award	Section 2.03(a)(iv)
CERCLA	Section 3.26
Certificate	Section 2.01(c)
Certificate of Merger	Section 1.02
Claim	Section 5.08(b)
Closing	Section 1.06
Closing Date	Section 1.06
Code	Section 2.02(g)
Company	Preamble
Company Acquisition Agreement	Section 5.02(e)
Company Agent	Section 3.17(e)
Company Board	Recitals
Company Board Recommendation	Section 3.03(b)
Company Common Stock	Section 2.01
Company Disclosure Letter	Article III
Company Employee	Section 5.10(a)
Company Insurance Approvals	Section 3.04

Company Insurance Subsidiary	Section 3.17(a)
Company Notice	Section 5.02(f)
Company Preferred Stock	Section 3.02(a)
Company Reinsurance Contracts	Section 3.20
Company Restricted Shares	Section 2.03(b)
Company Rights	Section 3.02(b)
Company SEC Documents	Section 3.05(a)
Company Securities	Section 3.02(b)
Company Sensitive Information	Section 3.13(e)
Company Shares	Section 2.01(c)
Company Statutory Statements	Section 3.18(a)
Company Stockholder Approval	Section 3.03(d)
Company Stockholders Meeting	Section 5.03(b)
Company Termination Fee	Section 7.03(a)
Confidentiality Agreement	Section 5.07
Continuation Period	Section 5.10(a)
DGCL	Section 1.01
Effective Time	Section 1.02
ERISA Affiliate	Section 3.10(c)
Exchange Act	Section 3.02(b)
Exchange Fund	Section 2.02(a)
Existing Stockholder Group	Recitals
Expense Cap Amount	Section 7.03(b)
Extended Cut-off Time	Section 8.13
Filed SEC Documents	Article III
GDPR	Section 3.13(g)
Go-Shop Period	Section 5.02(a)
Goldman Sachs	Section 3.23
Health Plan	Section 3.10(h)
Indebtedness	Section 5.01(a)(ii)
Indemnitee	Section 5.08(a)
Indemnitees	Section 5.08(a)
Intervening Event	Section 5.02(h)(v)
Investment Assets	Section 3.12(a)
Investment Guidelines	Section 3.12(a)
Laws	Section 3.08(a)
Lloyd’s Regulations	Section 3.17(d)
Material Contract	Section 3.16(a)
Maximum Premium	Section 5.08(c)
Merger	Recitals
Merger Consideration	Section 2.01(c)
Merger Sub	Preamble
Merger Sub Board	Recitals

Moelis	Section 3.23
No-Shop Period Start Date	Section 5.02(a)
Parent	Preamble
Parent Burdensome Condition	Section 5.04(d)
Parent Board	Recitals
Parent Common Stock	Section 2.03(a)(iii)
Parent Insurance Approvals	Section 4.03
Parent RSU	Section 2.03(a)(iii)
Participant	Section 5.01(a)(vi)
Paying Agent	Section 2.02(a)
Permits	Section 3.08(a)
Permitted Accounting Practice	Section 3.18(c)
Privacy Policies	Section 3.13(f)
Proxy Statement	Section 3.04
PTO Policy	Section 5.10(c)
Qualified Plan	Section 3.10(b)
Related Party Transaction	Section 3.25
Required Regulatory Approvals	Section 6.01(b)
Restraints	Section 6.01(c)
Sanctioned Country	Section 3.08(d)
Sanctions	Section 3.08(d)
Sarbanes-Oxley Act	Section 3.05(d)
Scheduled Cut-off Time	Section 8.13
SEC	Section 3.04
Section 262	Section 2.05(a)
Securities Act	Section 3.02(c)
Security Program	Section 3.13(e)
Superior Proposal	Section 5.02(h)(iii)
Surviving Company	Section 1.01
Takeover Law	Section 3.14
Transactions	Section 1.01
Transfer Taxes	Section 5.05
Voting Agreement	Recitals
Walk-Away Date	Section 7.01(b)(i)

Section 8.14    Fees and Expenses. Whether or not the Merger is consummated, all fees and expenses incurred in connection with the Merger, this Agreement, the Voting Agreement and the other Transactions shall be paid by the party incurring or required to incur such fees or expense, except as otherwise set forth in this Agreement.
Section 8.15    Interpretation.

(a)    When a reference is made in this Agreement to an Article, a Section, Exhibit or Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein”, “hereto” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The terms “or”, “any” and “either” are not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Unless otherwise specifically indicated, all references to “dollars” or “$” shall refer to the lawful money of the United States. References to a Person are also to its permitted assigns and successors.
(b)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party hereto by virtue of the authorship of any provision of this Agreement.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

THE HARTFORD FINANCIAL SERVICES GROUP, INC.

By:	/s/ Christopher J. Swift
	Name:	Christopher J. Swift
	Title:	Chief Executive Officer

RENATO ACQUISITION CO.

By:	/s/ Douglas G. Elliot
	Name:	Douglas G. Elliot
	Title:	President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

THE NAVIGATORS GROUP, INC.

By:	/s/ Stanley Adam Galanski
	Name:	Stanley Adam Galanski
	Title:	President and Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A
Amended Certificate of Incorporation of the Surviving Company
See attached.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
THE NAVIGATORS GROUP, INC.

Article 1
The name of the corporation is: The Navigators Group, Inc.

ARTICLE 2
The address of the corporation’s registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of the corporation’s registered agent at such address is The Corporation Trust Company.
ARTICLE 3
The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware unless the bylaws of the corporation provide otherwise.
ARTICLE 4
(a)    The total number of shares of stock which the corporation shall have authority to issue is 5,000, all of which shall be common stock, and the par value of each such share shall be $0.01.
(b)    In addition to any and all powers conferred upon the Board of Directors by the laws of the State of Delaware, the Board of Directors shall have the authority to establish by resolution more than one class or series of shares, either preferred or common, and to fix the relative rights, restrictions and preferences of any such different classes or series, and the authority to issue shares of a class or series to another class or series to effectuate share dividends, splits or conversions of the corporation’s outstanding shares.
ARTICLE 5
Meetings of stockholders may be held within or outside the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation so provide.
ARTICLE 6
No director shall be personally liable to the corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law (i) for breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.
ARTICLE 7
Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of Title 8 of the Delaware Code, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.
ARTICLE 8
The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by applicable law, and all rights and powers conferred upon stockholders herein are granted subject to this reservation.